      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 6, 1996


                                                       REGISTRATION NO. 333-4246

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------
                               THE WET SEAL, INC.
             (Exact Name of Registrant as Specified in its Charter)

           DELAWARE                          5651                  33-0415940
   (State of Incorporation)          (Standard Industrial       (I.R.S. Employer
                                 Classification Code Number)     Identification
                                                                    Number)

                                  64 FAIRBANKS
                            IRVINE, CALIFORNIA 92718
                                 (714) 583-9029
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)

                                EDMOND S. THOMAS
                                  64 FAIRBANKS
                            IRVINE, CALIFORNIA 92718
                                 (714) 583-9029
      (Name, Address, Including Zip Code, and Telephone Number, Including
                        Area Code, of Agent for Service)
                           --------------------------
                                   COPIES TO:

          ALAN SIEGEL, ESQ.                     MICHAEL A. SCHWARTZ, ESQ.
         AKIN, GUMP, STRAUSS,                    WILLKIE FARR & GALLAGHER
         HAUER & FELD, L.L.P.                      ONE CITICORP CENTER
           399 PARK AVENUE                         153 EAST 53RD STREET
       NEW YORK, NEW YORK 10022                  NEW YORK, NEW YORK 10022
            (212) 872-1000                            (212) 821-8000

                           --------------------------
          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                    SUBJECT TO COMPLETION, DATED MAY 6, 1996


                                3,100,000 SHARES

                                     [LOGO]

                              CLASS A COMMON STOCK
                                ($.10 PAR VALUE)


    Of the 3,100,000 shares (the "Shares") of Class A Common Stock, $.10 par value ("Class A Common Stock"), of The Wet Seal, Inc. (the "Company") being offered hereby, 765,000 Shares are being offered by the Company and 2,335,000 Shares are being offered by certain selling stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of Shares by the Selling Stockholders. See "Principal and Selling Stockholders."


    The Company's authorized common stock consists of Class A Common Stock and Class B Common Stock, $.10 par value ("Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). The Class A Common Stock is substantially identical to the Class B Common Stock, except that holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to two votes per share on matters submitted to a vote of stockholders. See "Description of Capital Stock." Following consummation of the Offering, the shares of Class B Common Stock will comprise approximately 41.5% (38.1% if the Underwriters' overallotment option is exercised in full) of the total voting power of the Company.


    The Class A Common Stock is traded on the Nasdaq National Market under the symbol "WTSLA." On May 3, 1996, the last reported sale price of the Class A Common Stock on the Nasdaq National Market was $14.25 per share. See "Price Range of Class A Common Stock and Dividend Policy."


    FOR INFORMATION CONCERNING CERTAIN FACTORS RELATING TO THE OFFERING, SEE "RISK FACTORS" ON PAGE 6.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION
  OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
    THIS     PROSPECTUS. ANY REPRESENTATION  TO THE CONTRARY  IS A CRIMINAL
                                    OFFENSE.

                                               UNDERWRITING                            PROCEEDS
                              PRICE TO         DISCOUNTS AND       PROCEEDS TO        TO SELLING
                               PUBLIC         COMMISSIONS (1)      COMPANY (2)     STOCKHOLDERS (2)
Per Share...............          $                  $                  $                  $
Total (3)...............          $                  $                  $                  $

(1) See "Underwriting" for indemnification arrangements.

(2) Before deducting estimated expenses of $315,000 payable by the Company and the Selling Stockholders in proportion to the proceeds received by each of them hereby.

(3) Certain stockholders have granted the Underwriters a 30-day option to purchase up to an additional 465,000 shares of Class A Common Stock at the Price to Public less the Underwriting Discounts and Commissions shown above, solely to cover overallotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and
    Proceeds  to Selling Stockholders will be  $       , $       , and $       ,
    respectively. See "Underwriting."

    The shares of Class A Common Stock offered hereby are being offered by the several Underwriters, subject to prior sale and acceptance by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that the Class A Common Stock will be available for delivery on or
about            , 1996 at the offices of Schroder Wertheim & Co.  Incorporated,
New York, New York.

SCHRODER WERTHEIM & CO.                                    MONTGOMERY SECURITIES

                                          , 1996

    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SECURITIES COVERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS FURNISHED OR THE DATE HEREOF.

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................           6
Use of Proceeds................................           8
Capitalization.................................           8
Price Range of Class A Common Stock and
 Dividend Policy...............................           9
Selected Financial Data........................          10
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          11

                                                    PAGE
                                                    -----
Business.......................................          16
Management.....................................          23
Description of Capital Stock...................          26
Principal and Selling Stockholders.............          28
Underwriting...................................          30
Experts........................................          31
Legal Matters..................................          31
Available Information..........................          31
Incorporation of Certain Documents By
 Reference.....................................          31
Index to Consolidated Financial Statements.....         F-1


                            ------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S CLASS A COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVERALLOTMENT OPTION WILL NOT BE EXERCISED. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE "COMPANY" REFERS TO THE WET SEAL, INC. AND ITS WHOLLY-OWNED SUBSIDIARY, CONTEMPO CASUALS, INC., AND "CONTEMPO CASUALS" REFERS TO CONTEMPO CASUALS, INC. REFERENCES TO FISCAL YEARS HEREIN ARE TO THE COMPANY'S 52- OR 53-WEEK FISCAL YEAR WHICH ENDS ON THE SATURDAY CLOSEST TO JANUARY 31 OF THE FOLLOWING CALENDAR YEAR. FOR EXAMPLE, "FISCAL 1995" REFERS TO THE COMPANY'S FISCAL YEAR ENDED FEBRUARY 3, 1996. FISCAL 1995 CONSISTED OF 53 WEEKS.

                                  THE COMPANY

    The Company is one of the largest national mall-based specialty retailers focusing primarily on young women's apparel, and currently operates 363 retail stores in 34 states and Puerto Rico under the "Wet Seal" and "Contempo Casuals" names. The Company sells moderately priced, fashionable, casual apparel and accessory items designed for women with a young, active lifestyle.

    In July 1995, the Company acquired the 237-store chain of Contempo Casuals stores, formerly the Company's major national direct competitor. The acquisition expanded the Company's operations into regions not previously served by the Company and reduced the percentage of total stores the Company operates in California from more than 50% to approximately 35%. The Company believes Contempo Casuals has a strong identity among young women and therefore the Company will continue to operate most of such stores under the Contempo Casuals name. At the time of acquisition, the Company substantially completed the integration of Contempo Casuals, including the buying, merchandising, store operations, information systems and distribution functions. As a result, the Company achieved significant economies of scale and increased purchasing power in the second half of fiscal 1995. The Company reported net income of $5.8 million in fiscal 1995, as compared to a net loss of $1.0 million in fiscal 1994.

    Through both its Wet Seal and Contempo Casuals stores, the Company has built a strong reputation among its target customers as a destination store for fashionable young women's apparel and accessories. The Company offers a broad selection of brand name and Company-developed apparel and accessories selected and designed to appeal to the tastes of fashion-conscious young women and other young-minded customers. The Company attempts to differentiate itself by frequently updating its product offerings to emphasize freshness of merchandise and by remerchandising its stores approximately every six weeks to reflect the changing tastes of the Company's target customers. In addition, the Company recently expanded its product offerings to include an eclectic selection of gifts, accessories and cosmetics to more fully address its customers' lifestyles. Based upon the success of the Company's expanded product offerings, the Company recently introduced "The Girl's Room," a boutique-within-a-store that features these products. The Company believes The Girl's Room broadens the Company's appeal as a destination store for young women. The Company has added The Girl's Room in approximately 60 stores and currently plans to add The Girl's Room in approximately 100 additional stores during fiscal 1996.

    The Company believes that its increased size and national presence position it to benefit from the growth of the teenage population, which is projected by the U.S. Bureau of the Census to grow at approximately twice the rate of growth of the overall population over the next 10 years. The Company also believes that its strong balance sheet and experienced management team will enable it to capitalize on additional opportunities that may result from the expected continuing changes in the competitive environment of the retailing industry.

                                THE OFFERING (1)


Class A Common Stock offered:
  By the Company.......................  765,000 shares
  By the Selling Stockholders..........  2,335,000 shares
Common Stock to be outstanding after
 the Offering (2):
  Class A Common Stock.................  9,794,566 shares (3)
  Class B Common Stock.................  3,472,665 shares
    Total..............................  13,267,231 shares
Use of proceeds........................  For  general corporate purposes,  which may include repayment of  indebtedness.  The Company  will  not
                                         receive any of the proceeds from the sale of Shares
                                         by the Selling Stockholders. See "Use of Proceeds."
Nasdaq National Market symbol (Class A
 Common Stock).........................  "WTSLA"


- ------------------------

(1) The offering of shares of Class A Common Stock offered hereby by the Underwriters is referred to herein as the "Offering."

(2) The Class A Common Stock is substantially identical to the Class B Common Stock, except that holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to two votes per share on matters submitted to a vote of stockholders. Each share of Class B Common Stock is convertible at the option of the holder thereof into one share of Class A Common Stock. See "Description of Capital Stock."


(3) Excludes (i) 627,500 shares of Class A Common Stock issuable as of May 6, 1996 upon the exercise of outstanding stock options granted under the Company's 1990 Long-Term Incentive Plan and 1994 Long-Term Incentive Plan (the "Stock Option Plans") at a weighted average exercise price of approximately $5.14 per share, of which options to acquire 277,500 shares are exercisable within 60 days after the date of this Prospectus; and (ii) an aggregate of 101,932 shares available for future grant under the Stock Option Plans.

                             SUMMARY FINANCIAL DATA
              (IN THOUSANDS, EXCEPT PER SHARE DATA AND OTHER DATA)

                                                                 FISCAL YEAR
                                            -----------------------------------------------------
                                              1991       1992       1993       1994     1995 (1)
                                            ---------  ---------  ---------  ---------  ---------
OPERATING RESULTS:
Sales.....................................  $ 119,893  $ 149,744  $ 140,129  $ 132,997  $ 266,695
Gross margin..............................     30,634     36,158     27,037     28,450     66,069
Net income (loss).........................      4,229      3,564     (2,378)    (1,013)     5,815
Net income (loss) per common share........  $    0.35  $    0.29  $   (0.19) $   (0.08) $    0.47
Weighted average number of common shares
 outstanding..............................     12,217     12,221     12,228     12,235     12,387
OTHER DATA:
Ratio of current assets to current
 liabilities..............................        2.4        2.5        2.7        2.8        1.5
Square footage of leased space at year
 end......................................    466,178    544,820    583,462    596,685  1,530,891
Average sales per square foot of leased
 space (2)................................  $     298  $     297  $     247  $     226  $     229
Average sales per store (2)...............  $1,181,000 $1,270,000 $1,092,000 $1,008,000 $ 976,000
Comparable store sales increase (decrease)
 (3)......................................      (11.9)%       2.0%     (14.2)%      (9.2)%      (4.1)%
Number of stores:
  Open at beginning of year...............         93        112        125        129        133
  Acquired during the year................          0          0          0          0        237
  Opened during the year..................         21         15         10          6          3
  Closed during the year..................         (2)        (2)        (6)        (2)        (9)
                                            ---------  ---------  ---------  ---------  ---------
    Open at year end......................        112        125        129        133        364
                                            ---------  ---------  ---------  ---------  ---------
                                            ---------  ---------  ---------  ---------  ---------


                                                                                           AT FEBRUARY 3, 1996
                                                                                        -------------------------
                                                                                         ACTUAL    AS ADJUSTED(4)
                                                                                        ---------  --------------
BALANCE SHEET DATA:
Cash and cash equivalents.............................................................  $  57,153    $   67,377
Working capital.......................................................................     26,051        36,275
Total assets..........................................................................    117,564       127,788
Total debt............................................................................      9,000         9,000
Total stockholders' equity............................................................     57,735        67,959


- --------------------------
(1) The Company's fiscal 1995 data include the results of operations of Contempo Casuals since July 1, 1995.

(2) In fiscal 1995, the 53rd week of sales was excluded from "Sales" for purposes of calculating "Average sales per square foot of leased space" and "Average sales per store" in order to make fiscal 1995 comparable to prior years.

(3) In fiscal 1995, "Comparable store sales" were calculated by adding the first week of fiscal 1995 to fiscal 1994 sales in order to make fiscal 1994 comparable to fiscal 1995. Comparable store sales are defined as sales in stores that were open throughout the full fiscal year and throughout the full prior fiscal year.


(4) As adjusted to reflect the issuance and sale of the 765,000 shares of Class A Common Stock offered by the Company hereby at an assumed offering price of $14.25 per share, and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

    POTENTIAL  PURCHASERS OF THE CLASS A  COMMON STOCK SHOULD CAREFULLY CONSIDER
THE FOLLOWING FACTORS, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE DECIDING TO PURCHASE SHARES OF THE CLASS A COMMON STOCK OFFERED HEREBY.

DECLINE IN COMPARABLE STORE SALES; PRIOR LOSSES

    The Company's comparable store sales declined by 14.2%, 9.2% and 4.1% during fiscal 1993, 1994 and 1995, respectively. The Company believes these declines were primarily attributable to an industry-wide decrease in sales of women's apparel, due in part to a shift in consumer discretionary spending. This has resulted in reduced profitability for many women's apparel retailers and has led a large number of retailers, including a number of specialty retailers, to close stores or go out of business. There can be no assurance that these and other factors will not continue to result in declining comparable store sales, which could adversely affect the Company's profitability.

    The Company incurred net losses in fiscal 1993 and 1994 of $2.4 million and $1.0 million, respectively. These losses were due to a combination of factors, including adverse economic conditions in the Southern California market and declines in the Company's comparable store sales. Following the Company's acquisition of Contempo Casuals, the Company achieved greater economies of scale and improved margins, which resulted in the Company's return to profitability in fiscal 1995. There can be no assurance that the Company will continue to be profitable in future years. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CHANGES IN FASHION TRENDS

    The Company's profitability is largely dependent upon its ability to anticipate the changing fashion tastes of its customers and to respond to those changing tastes in a timely manner. The failure of the Company to anticipate, identify or react appropriately to changing styles, trends or brand preferences could lead to, among other things, lower sales, excess inventories and more frequent markdowns, which could have a material adverse effect on the Company's financial condition and results of operations. In addition, fashion misjudgments could adversely affect the Company's image with its customers, which could materially adversely affect the Company's long-term sales, profitability and growth.

DUPLICATE STORE LOCATIONS

    As a result of the acquisition of Contempo Casuals, the Company currently operates both a Contempo Casuals store and a Wet Seal store in 64 malls, which contain approximately 130 of the Company's stores. Such duplicate locations compete for the same sales, which has resulted in a decrease in sales volume and profitability at these stores. The Company has attempted to reduce the level of competition between its duplicate stores by differentiating the merchandise mix in such stores or by closing duplicate locations. The Company is also considering converting duplicate stores to test new retail concepts. There can be no assurance that the Company will be able to reduce comparable store sales declines or improve the profitability of its duplicate stores.

COMPETITION

    The young women's retail apparel industry is highly competitive. The Company competes for sales primarily with specialty apparel retailers, department stores and certain other apparel retailers, many of which have significantly greater financial, marketing and other resources available to them. In addition, the Company competes for favorable site locations and lease terms in shopping malls. Competition may significantly increase in the future, which could adversely affect the Company.

ECONOMIC CONDITIONS AND CONSUMER SPENDING

    As with other retail businesses, the Company's business is sensitive to consumer spending patterns and preferences. The Company's growth, sales and profitability may be adversely affected by unfavorable local, regional or national economic conditions. The Company is especially affected by economic conditions in California, where approximately 35% of its stores are located.

    Substantially all of the Company's stores are located in regional shopping malls. The Company's sales are derived, in part, from the high volume of traffic in such malls. The Company therefore benefits from the ability of mall "anchor" tenants and other area attractions to generate consumer traffic in the vicinity of the Company's stores and the continuing popularity of malls as shopping destinations. Sales volume and mall traffic may be adversely affected by economic downturns in a particular area, competition from non-mall retailers and other malls, the closing of anchor department stores, and declines in the desirability of the shopping environment in a particular mall, all of which could adversely affect the Company's sales and profitability.

    The Company's sales and profitability also depend upon the continued demand by the Company's customers for fashionable, casual apparel. If the demand for apparel and related merchandise were to decline, the Company's financial condition and results of operations could be materially and adversely affected. Shifts in consumer discretionary spending to other goods such as electronic equipment, computers and music could also adversely affect the Company.

SEASONALITY

    The retail apparel industry is highly seasonal. The Company generates its highest level of sales during the Christmas season (beginning the week of Thanksgiving and ending the first Saturday after Christmas) and the "back to school" season (beginning the last week of July and ending the first week of September). The Company's profitability depends, to a significant degree, on the sales generated during these peak periods. Any decrease in sales or margins during these periods, whether as a result of then current economic conditions, poor weather or other factors beyond the control of the Company, could have a material adverse effect on the Company.

DEPENDENCE ON KEY PERSONNEL

    The Company's success depends to a significant extent upon the performance of its senior management, particularly Kathy Bronstein, Vice Chairman and Chief Executive Officer, and Edmond Thomas, President and Chief Operating Officer. While the Company has employment agreements with Ms. Bronstein and Mr. Thomas that extend through January 30, 2001, there can be no assurance that the services of either of such executives will remain available to the Company pursuant to such employment agreements. The employment agreements of each of Ms. Bronstein and Mr. Thomas contain non-competition covenants. The Company maintains "key man" life insurance on the life of Ms. Bronstein in the amount of $5 million. See "Management -- Employment Agreements."

VOTING RIGHTS OF COMMON STOCK; CONTROL BY SELLING STOCKHOLDERS

    The voting rights of Class A Common Stock are limited by the Company's Restated Certificate of Incorporation (the "Restated Certificate"). On all matters with respect to which the Company's stockholders have a right to vote, including for the election of directors, a holder of Class A Common Stock is entitled to one vote per share, while a holder of Class B Common Stock is entitled to two votes per share. Except as otherwise required by law, Class A Common Stock and Class B Common Stock vote together as a single class.


    Prior to the Offering, the holders of Class B Common Stock (including the Selling Stockholders) represented 63.4% of the voting power of all classes of the Company's capital stock, of which shares representing 58.2% of the voting power were owned in the aggregate by Gross-Teitelbaum Holdings Inc., 2927977 Canada Inc. ("GTHI Sub"), Suzy Shier Inc. ("Suzy Shier") and Los Angeles Express Fashions Inc. (collectively, the "Trust Stockholders"). Each of the Trust Stockholders is controlled directly or indirectly by Irving Teitelbaum, Chairman of the Board, and Stephen Gross, Secretary and a director of the Company.


    Following consummation of the Offering, the holders of Class B Common Stock will own shares representing 41.5% (38.1% if the Underwriters' overallotment option is exercised in full) of the voting power of all classes of the Company's capital stock, of which shares representing 35.9% (32.5% if the Underwriters' overallotment is exercised in full) of the voting power will be owned by the Trust Stockholders. As a result, after the Offering, the Trust Stockholders may be able to direct the election of all the directors of the Company and determine the outcome of any matter submitted to a vote of stockholders, including any merger, consolidation or sale of all or substantially all of the Company's assets, except as otherwise provided by law. The Trust Stockholders are parties to a voting trust agreement that will terminate upon consummation of the Offering.

                                USE OF PROCEEDS


    The net proceeds to be received by the Company from the sale of Class A Common Stock offered hereby by the Company (at an assumed offering price of $14.25 per share, less underwriting discounts and commissions and offering expenses payable by the Company) are estimated to be $10.2 million. The net proceeds will be used for general corporate purposes, which may include repayment of certain indebtedness, remodeling and opening of stores and upgrading of the Company's point-of-sale system. The Company will not receive any of the proceeds from the sale of Shares by the Selling Stockholders.


                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company as of February 3, 1996, and as adjusted to reflect the issuance and sale of the shares of Class A Common Stock offered hereby by the Company (at an assumed offering price of $14.25 per share, less estimated underwriting discounts and commissions and offering expenses payable by the Company) and the application of the estimated net proceeds therefrom.



                                                                                     FEBRUARY 3, 1996
                                                                                  ----------------------
                                                                                   ACTUAL    AS ADJUSTED
                                                                                  ---------  -----------
                                                                                      (IN THOUSANDS)
Long-term debt..................................................................  $   5,264   $   5,264
                                                                                  ---------  -----------
Stockholders' equity:
  Preferred Stock, $.01 par value, 2,000,000 shares authorized; none issued and
   outstanding..................................................................     --          --
  Class A Common Stock, $.10 par value, 20,000,000 shares authorized; 5,687,066
   shares issued and outstanding (8,787,066 shares as adjusted) (1)(2)..........        568         879
  Class B Common Stock, $.10 par value, 10,000,000 shares authorized; 6,807,665
   shares issued and outstanding (4,472,665 shares as adjusted) (2).............        681         447
Additional paid-in capital......................................................     38,568      48,715
Retained earnings...............................................................     17,918      17,918
                                                                                  ---------  -----------
  Total stockholders' equity....................................................     57,735      67,959
                                                                                  ---------  -----------
    Total capitalization........................................................  $  62,999   $  73,223
                                                                                  ---------  -----------
                                                                                  ---------  -----------


- ------------------------
(1) Excludes (i) 627,500 shares of Class A Common Stock issuable as of April 29, 1996 upon the exercise of outstanding stock options granted under the Stock Option Plans at a weighted average exercise price of approximately $5.14 per share, of which options to acquire 277,500 shares are exercisable within 60 days after the date of this Prospectus; and (ii) an aggregate of 101,932 shares available for future grant under the Stock Option Plans.


(2) As adjusted amounts exclude (i) the effect of the conversion of 1,000,000 shares of Class B Common Stock into an equal number of shares of Class A Common Stock during fiscal 1996 and (ii) 7,500 shares of Class A Common Stock that were issued upon the exercise of options during fiscal 1996.

            PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDEND POLICY


    The Class A Common Stock trades on the Nasdaq National Market ("Nasdaq") under the symbol "WTSLA." The closing sale price of the Class A Common Stock as reported by Nasdaq on May 3, 1996 was $14.25.


    The following table reflects, for the periods indicated, the high and low sale prices of the Class A Common Stock as reported by Nasdaq:


                                                                            HIGH        LOW
                                                                          ---------  ---------
Fiscal 1994
  First Quarter.........................................................  $   4.500  $   3.000
  Second Quarter........................................................      4.250      2.250
  Third Quarter.........................................................      3.875      2.375
  Fourth Quarter........................................................      5.375      3.250

Fiscal 1995
  First Quarter.........................................................  $   4.500  $   3.250
  Second Quarter........................................................      6.000      3.625
  Third Quarter.........................................................      6.625      4.750
  Fourth Quarter........................................................      8.625      5.625

Fiscal 1996
  First Quarter (through May 3, 1996)...................................  $  16.000  $   7.063


    As of April 26, 1996, there were 358 shareholders of record of Class A Common Stock. The number of beneficial owners of Class A Common Stock is estimated to be in excess of 2,000.


    The Company has reinvested earnings in its business and has never paid any cash dividends to holders of the Class A Common Stock. The declaration and payment of future dividends are at the sole discretion of the Board of Directors and will depend upon the Company's profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. The Company's lines of credit and outstanding term loan currently prohibit the Company from paying cash dividends.

                            SELECTED FINANCIAL DATA
              (IN THOUSANDS, EXCEPT PER SHARE DATA AND OTHER DATA)


    The statement of operations data presented below for fiscal 1991, 1992, 1993, 1994 and 1995 and the balance sheet data at the end of the fiscal periods presented have been derived from the Consolidated Financial Statements of the Company. The following Selected Financial Data should be read in conjunction with the Consolidated Financial Statements and Notes thereto audited by Deloitte & Touche LLP, independent accountants, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference and appearing elsewhere herein.



                                                              FISCAL YEAR
                                         -----------------------------------------------------
                                           1991       1992       1993       1994     1995 (1)
                                         ---------  ---------  ---------  ---------  ---------

OPERATING RESULTS:
Sales..................................  $ 119,893  $ 149,744  $ 140,129  $ 132,997  $ 266,695
Cost of sales..........................     89,259    113,586    113,092    104,547    200,626
                                         ---------  ---------  ---------  ---------  ---------
Gross margin...........................     30,634     36,158     27,037     28,450     66,069
Selling, general and administrative
 expense...............................     24,498     30,890     31,576     30,698     57,531
Interest income, net...................       (926)      (656)      (573)      (882)    (1,410)
                                         ---------  ---------  ---------  ---------  ---------
Net operating expenses.................     23,572     30,234     31,003     29,816     56,121
                                         ---------  ---------  ---------  ---------  ---------
Income (loss) before provision
 (benefit) for income taxes............      7,062      5,924     (3,966)    (1,366)     9,948
Provision (benefit) for income taxes...      2,833      2,360     (1,588)      (353)     4,133
                                         ---------  ---------  ---------  ---------  ---------
Net income (loss)......................  $   4,229  $   3,564  $  (2,378) $  (1,013) $   5,815
                                         ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------
Net income (loss) per common share.....  $    0.35  $    0.29  $   (0.19) $   (0.08) $    0.47
                                         ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------
Weighted average number of common
 shares outstanding....................     12,217     12,221     12,228     12,235     12,387

OTHER DATA:
Ratio of current assets to current
 liabilities...........................        2.4        2.5        2.7        2.8        1.5
Square footage of leased space at year
 end...................................    466,178    544,820    583,462    596,685  1,530,891
Average sales per square foot of leased
 space (2).............................  $     298  $     297  $     247  $     226  $     229
Average sales per store (2)............  $1,181,000 $1,270,000 $1,092,000 $1,008,000 $ 976,000
Comparable store sales increase
 (decrease) (3)........................      (11.9)%       2.0%     (14.2)%      (9.2)%      (4.1)%
Number of stores:
  Open at beginning of year............         93        112        125        129        133
  Acquired during the year.............          0          0          0          0        237
  Opened during the year...............         21         15         10          6          3
  Closed during the year...............         (2)        (2)        (6)        (2)        (9)
                                         ---------  ---------  ---------  ---------  ---------
    Open at year end...................        112        125        129        133        364
                                         ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------

BALANCE SHEET DATA:
Cash and cash equivalents..............  $  14,885  $  18,287  $  18,331  $  25,369  $  57,153
Working capital........................     14,433     17,035     18,874     22,473     26,051
Total assets...........................     63,359     68,665     66,434     67,298    117,564
Total debt.............................          0          0          0          0      9,000
Total stockholders' equity.............     50,470     54,085     51,729     50,724     57,735


- --------------------------
(1) The Company's fiscal 1995 data include the results of operations of Contempo Casuals since July 1, 1995.
(2) In fiscal 1995, the 53rd week of sales was excluded from "Sales" for purposes of calculating "Average sales per square foot of leased space" and "Average sales per store" in order to make fiscal 1995 comparable to prior years.
(3) In fiscal 1995, "Comparable store sales" were calculated by adding the first week of fiscal 1995 to fiscal 1994 sales in order to make fiscal 1994 comparable to fiscal 1995. Comparable store sales are defined as sales in stores that were open throughout the full fiscal year and throughout the full prior fiscal year.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

    The Company is one of the largest national mall-based specialty retailers focusing primarily on young women's apparel, and currently operates 363 retail stores in 34 states and Puerto Rico under the "Wet Seal" and "Contempo Casuals" names. The Company sells moderately priced, fashionable, casual apparel and accessory items designed for women with a young, active lifestyle.

    Throughout the late 1980s and early 1990s, the Company pursued a rapid store expansion program, growing from 36 stores at the end of 1986 to 125 stores by the end of 1992. Beginning in 1992, the Company's business was negatively affected by a difficult retail apparel market and by the concentration of the Company's stores in California, which in general experienced more difficult economic conditions than other areas of the country. These conditions have led a large number of retailers, including a number of specialty retailers, to close stores or go out of business. While the Company has experienced declines in comparable store sales in each of the last three fiscal years, it has increased its gross margin and cash flow from operations in each of these years. The Company believes it has been able to manage its business effectively and maintain a strong balance sheet during this difficult period as a result of the significant experience of its management team, its careful management of inventory and its focus on controlling operating expenses.

    On July 1, 1995, the Company acquired Contempo Casuals. The purchase price consisted of a $100,000 cash payment and the issuance of 254,676 shares of Class A Common Stock, which had a market value of $1,178,000 as of the acquisition date. In addition, the Company assumed approximately $27,700,000 of current liabilities of Contempo Casuals. The transaction was accounted for under the purchase method. The acquisition increased the number of stores the Company operates from 133 stores at the time of the acquisition to 364 stores as of February 3, 1996 and reduced the percentage of total stores the Company operates in California from more than 50% to approximately 35%.

    The Company's return to profitability in fiscal 1995 was directly related to the acquisition of Contempo Casuals. Acquiring Contempo Casuals enabled the Company to significantly reduce fixed expenses as a percentage of sales through the consolidation and integration of the two companies' management teams, corporate offices and distribution centers. This process was substantially completed at the time of the acquisition. As a result of the acquisition of Contempo Casuals and the Company's strong balance sheet, the Company believes it is well-positioned to capitalize on the growth in the teenage population and the expected continuing changes in the competitive environment of the retailing industry.

    Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto.

RESULTS OF OPERATIONS

    The following discussion and analysis of results of operations includes a comparison of the results of operations for fiscal 1995, which contained both the full year results of the Wet Seal stores and the seven month results of the Contempo Casuals stores, to fiscal 1994, which contained only the results of the Wet Seal stores. Because the Contempo Casuals acquisition occurred on July 1, 1995, fiscal 1995 results do not include the results of operations of Contempo Casuals for the first five months of the fiscal year, which historically have relatively lower sales volumes and profitability compared to the remaining months of the fiscal year. Therefore, the results of operations for fiscal 1995 are not directly comparable to those of prior years and may not be directly comparable to the results in future years.

    Comparable store sales are defined as sales in stores that were open throughout the full fiscal year and throughout the full prior fiscal year. In the last seven months of fiscal 1995, comparable store sales included sales results of Contempo Casuals stores as compared to sales results of Contempo Casuals stores in the corresponding period in the prior year, during which time Contempo Casuals was under different ownership.

    The following table sets forth selected income statement data of the Company expressed as a percentage of sales for the fiscal years indicated:

                                                                          AS A PERCENTAGE OF SALES
                                                                       -------------------------------
                                                                        FISCAL     FISCAL     FISCAL
                                                                         1993       1994       1995
                                                                       ---------  ---------  ---------
Sales................................................................      100.0%     100.0%     100.0%
Cost of sales (including buying, distribution and occupancy costs)...       80.7       78.6       75.2
                                                                       ---------  ---------  ---------
Gross margin.........................................................       19.3       21.4       24.8
Selling, general and administrative expenses.........................       22.5       23.1       21.6
Interest income, net.................................................       (0.4)      (0.7)      (0.5)
                                                                       ---------  ---------  ---------
Net operating expenses...............................................       22.1       22.4       21.1
                                                                       ---------  ---------  ---------
Income (loss) before provision (benefit) for income taxes............       (2.8)      (1.0)       3.7
Provision (benefit) for income taxes.................................       (1.1)      (0.2)       1.5
                                                                       ---------  ---------  ---------
Net income (loss)....................................................       (1.7)%      (0.8)%       2.2%
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

FISCAL 1995 COMPARED TO FISCAL 1994

    Sales in fiscal 1995 (53 weeks) were $266,695,000 compared to sales in fiscal 1994 (52 weeks) of $132,997,000, an increase of $133,698,000 or 100.5%.
The dollar increase in sales in fiscal 1995 compared to fiscal 1994 was primarily due to the acquisition of Contempo Casuals and, to a significantly lesser extent, to the additional week of sales in fiscal 1995. These increases were partially offset by a 4.1% decrease in comparable store sales as well as by the net effect of the closure of nine stores and the opening of three new stores during fiscal 1995. The Company attributes the decline in comparable store sales to a lack of a significant fashion trend and to a shift in consumer discretionary spending habits, especially in the junior segment, to non-apparel items. The comparable store sales declines were most notable in certain regions, particularly Southern California and parts of Florida, while certain other regions experienced comparable store sales increases. The Company continues to focus on improving comparable store sales results and believes it has added incremental sales by broadening its merchandise offerings to include a larger assortment of non-apparel merchandise such as gifts, accessories and cosmetics. Additionally, the Company has implemented a frequent shopper program for each of Wet Seal and Contempo Casuals aimed at increasing customer loyalty and has added two top level buying positions to help the Company better anticipate and interpret junior fashion trends on a national and regional basis.

    Cost of sales, including buying, distribution and occupancy costs, was $200,626,000 in fiscal 1995 compared to $104,547,000 in fiscal 1994, an increase of $96,079,000 or 91.9%. As a percentage of sales, cost of sales decreased from 78.6% in fiscal 1994 to 75.2% in fiscal 1995, a decrease of 3.4%. The dollar increase in cost of sales in fiscal 1995 compared to fiscal 1994 was due to the increase in the number of stores as a result of the acquisition of Contempo Casuals. Of the 3.4% decrease in cost of sales as a percentage of sales, 2.1% related to a decrease in occupancy costs and 0.9% related to a decrease in the cost of merchandise. The decrease in occupancy costs was associated primarily with a decrease in depreciation resulting from the lower net book value per store of the depreciable assets of Contempo Casuals, as compared to Wet Seal. The decrease of 0.9% in merchandise cost was due to an increase in the initial markup rates. Further contributing to the decrease in cost of sales as a percentage of sales was the fact that the acquisition of Contempo Casuals took place on July 1, 1995, and thus fiscal 1995 results do not include the results of operations of Contempo Casuals for the first five months of the fiscal year. The first five months of the fiscal year historically have higher cost of sales percentages due to relatively reduced sales levels which limit the Company's ability to leverage the fixed components of cost of sales.

    Selling, general and administrative expenses were $57,531,000 in fiscal 1995 compared to $30,698,000 in fiscal 1994, an increase of $26,833,000 or 87.4%. As a percentage of sales, selling, general and administrative expenses decreased from 23.1% in fiscal 1994 to 21.6% in fiscal 1995, a decrease of 1.5%. The dollar increase in selling, general and administrative expenses in fiscal 1995 compared to fiscal 1994 was primarily due to the acquisition of Contempo Casuals. The decrease as a percentage of sales was related to the economies of scale the Company achieved as a result of this acquisition. These economies of scale resulted in a 1.2% decrease in general and administrative expenses as a percentage of sales.

    Interest income, net, was $1,410,000 in fiscal 1995 compared to $882,000 in fiscal 1994, an increase of $528,000. This increase was due primarily to an increase in the average cash balances invested.

    Income tax expense (benefit) was $4,133,000 in fiscal 1995 compared to $(353,000) in fiscal 1994. The effective income tax rate in fiscal 1995 was 41.5% compared to a tax benefit rate of 25.8% in fiscal 1994. The tax benefit rate in fiscal 1994 was lower than the effective tax rate in fiscal 1995 due primarily to a valuation allowance related to the deferred tax asset which was recorded in fiscal 1994 and was subsequently reversed in fiscal 1995.

    Net income was $5,815,000 in fiscal 1995 compared to a net loss of $1,013,000 in fiscal 1994. As a percentage of sales, net income was 2.2% in fiscal 1995 compared to a net loss of 0.8% in fiscal 1994. The Company's return to profitability in fiscal 1995 was directly related to the acquisition of Contempo Casuals. With this acquisition, the Company achieved significant economies of scale in areas such as buying, distribution and general and administrative costs. At the same time, the acquisition enabled the Company to reduce its average depreciation cost per store due, in part, to the favorable acquisition price.

FISCAL 1994 COMPARED TO FISCAL 1993

    Sales in fiscal 1994 were $132,997,000 compared to sales in fiscal 1993 of $140,129,000, a decrease of $7,132,000 or 5.1%. The decrease in sales in fiscal 1994 compared to fiscal 1993 was primarily due to a 9.2% decrease in comparable store sales and, to a lesser extent, to the closure of two stores during fiscal 1994 and six stores in fiscal 1993, partially offset by the opening of six new stores during fiscal 1994. The Company attributes this decrease in comparable store sales to a great extent to the shift in the spending habits of the junior market to non-apparel items. The decrease in comparable store sales was most evident in the first three quarters of fiscal 1994. In the fourth quarter of fiscal 1994 comparable store sales were relatively unchanged.

    Cost of sales, including buying, distribution and occupancy costs, was $104,547,000 in fiscal 1994 compared to $113,092,000 in fiscal 1993, a decrease of $8,545,000 or 7.6%. As a percentage of sales, cost of sales decreased from 80.7% in fiscal 1993 to 78.6% in fiscal 1994, a decrease of 2.1%. The decrease as a percentage of sales was due to a decrease of approximately 4% in the cost of merchandise as a percentage of sales as a result of a decrease in markdowns as a percentage of sales as well as to higher initial markup rates in fiscal 1994 compared to fiscal 1993. These decreases in cost of sales as a percentage of sales were partially offset by an increase of approximately 2% in occupancy costs as a percentage of sales due to the fact that the Company's ability to leverage these fixed expenses was significantly impaired by the decline in sales in fiscal 1994.

    Selling, general and administrative expenses were $30,698,000 in fiscal 1994 compared to $31,576,000 in fiscal 1993, a decrease of $878,000 or 2.8%. As a percentage of sales, selling, general and administrative expenses increased from 22.5% in fiscal 1993 to 23.1% in fiscal 1994. The increase as a percentage of sales in fiscal 1994 as compared to fiscal 1993 was due to the decrease in comparable store sales, which significantly impaired the Company's ability to leverage the fixed components of these expenses. This was most evident in store payroll expense and office expense. Additionally, advertising expense increased as a percentage of sales due to the Company's increased activity related to in-store marketing and signage.

    Interest income, net, was $882,000 in fiscal 1994 compared to $573,000 in fiscal 1993, an increase of $309,000. This increase was due to a general increase in market interest rates as well as, to a lesser extent, an increase in the average cash balances invested.

    Income tax benefit was $353,000 in fiscal 1994 compared to $1,588,000 in fiscal 1993. The effective tax benefit rate in fiscal 1994 was 25.8% compared to an effective tax benefit rate of 40.0% in fiscal 1993. The effective tax benefit rate in fiscal 1994 was lower than the effective tax benefit rate in fiscal 1993 due primarily to a valuation allowance which was recorded in fiscal 1994 related to the deferred tax asset.

    Net loss was $1,013,000 in fiscal 1994 compared to a net loss of $2,378,000 in fiscal 1993. As a percentage of sales, net loss was 0.8% in fiscal 1994 compared to 1.7% in fiscal 1993. The improvement in the net loss in fiscal 1994 compared to fiscal 1993, despite the decline in comparable store sales, was primarily related to the decrease in cost of sales associated with a reduction in markdowns as a percentage of sales.

LIQUIDITY AND CAPITAL RESOURCES

    Working capital at the end of fiscal 1995, 1994 and 1993 was $26,051,000, $22,473,000 and $18,874,000, respectively. Net cash provided by operating activities in fiscal 1995, 1994 and 1993 was $25,308,000, $10,068,000 and
$3,920,000, respectively. The increase in cash provided by operating activities in fiscal 1995 was due primarily to the increase in net earnings and depreciation. Also contributing to the increase in cash provided by operating activities was a decrease in inventory and increases in accounts payable and income taxes payable, net of the effect of the Contempo Casuals acquisition. The increase in cash provided by operating activities in fiscal 1994 was due primarily to a decrease in the tax refund receivable and an increase in accounts payable and accruals due to the timing of goods received.

    Additions to property and equipment are the Company's most significant investment activities. In fiscal 1995, 1994 and 1993 the Company invested $2,585,000, $3,299,000 and $3,908,000, respectively, in property and equipment and leasehold improvements. These expenditures related primarily to new store openings and remodelings. Primarily as a result of the Company's expanded operations, capital expenditures for fiscal 1996 are currently estimated to be $11,000,000.

    The Company has entered into lines of credit with Bank of America National Trust and Savings Association ("Bank of America") in an aggregate principal amount of $30,000,000 (the "Revolving Credit Facilities"), and a five year amortizing term loan with Bank of America in the amount of $10,000,000 (the "Term Loan," and together with the "Revolving Credit Facilities," the "Credit Facilities"). Although the Revolving Credit Facilities expire on July 1, 1996, the Company intends to renew such facilities on substantially the same terms. The Company used the proceeds of the Term Loan to capitalize Contempo Casuals as required in connection with the Contempo Casuals acquisition. As of the date of this Prospectus, there were no borrowings under the Revolving Credit Facilities, and the Company believes it was in substantial compliance with all terms and covenants of such agreements. The Company invests its excess funds primarily in a short-term investment grade money market fund, investment grade commercial paper and U.S. Treasury and Agency obligations. Management believes the Company's working capital and cash flows from operating activities, together with the net proceeds to be received by the Company from the Offering, will be sufficient to meet the Company's operating and capital requirements in the foreseeable future.

SEASONALITY AND INFLATION

    The Company's business is seasonal by nature with the Christmas season (beginning the week of Thanksgiving and ending the first Saturday after Christmas) and the back-to-school season (beginning the last week of July and ending the first week of September) historically accounting for the largest percentage of sales volume. In the Company's three fiscal years ended February 3, 1996, the Christmas and back-to-school seasons accounted for an average of approximately 32% of the Company's annual sales, after adjusting for sales increases related to new stores. The Company does not believe that inflation has had a material effect on the results of operations during the past three years. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

STATEMENT REGARDING FORWARD LOOKING DISCLOSURE

    Certain sections of this Prospectus, including "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contain various forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act, which represent the Company's expectations or beliefs concerning future events. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, without limitation, the retention by the Company of suppliers for both brand name and Company-developed merchandise, the ability of the Company to expand and to reduce declines in comparable store sales and the sufficiency of the

Company's working capital and cash flows from operating activities. In addition, these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, without limitation, a decline in demand for the merchandise offered by the Company, the ability of the Company to locate and obtain acceptable store sites and lease terms or renew existing leases, the ability of the Company to obtain adequate merchandise supply, the ability of the Company to hire and train employees, the ability of the Company to gauge the fashion tastes of its customers and provide merchandise that satisfies customer demand, management's ability to manage the Company's expansion, the effect of economic conditions, the effect of severe weather or natural disasters and the effect of competitive pressures from other retailers.

                                    BUSINESS

OVERVIEW

    The Company is one of the largest national mall-based specialty retailers focusing primarily on young women's apparel, and currently operates 363 retail stores in 34 states and Puerto Rico under the "Wet Seal" and "Contempo Casuals" names. The Company sells moderately priced, fashionable, casual apparel and accessory items designed for women with a young, active lifestyle.

    In July 1995, the Company acquired the 237-store chain of Contempo Casuals stores, formerly the Company's major national direct competitor. The acquisition expanded the Company's operations into regions not previously served by the Company and reduced the percentage of total stores the Company operates in California from more than 50% to approximately 35%. The Company believes Contempo Casuals has a strong identity among young women and therefore the Company will continue to operate most of such stores under the Contempo Casuals name. At the time of acquisition, the Company substantially completed the integration of Contempo Casuals, including the buying, merchandising, store operations, information systems and distribution functions. As a result, the Company achieved significant economies of scale and increased purchasing power in the second half of fiscal 1995. The Company reported net income of $5.8 million in fiscal 1995, as compared to a net loss of $1.0 million in fiscal 1994.

    According to the United States Census Bureau, the teenage population in the United States reached approximately 25 million in 1995 and is expected to grow to approximately 30 million by 2005, representing a projected growth rate close to twice the rate of the overall population. Management believes that teenagers represent both a growing part of the United States population and an increasing source of purchasing power.

    Beginning in 1992, a difficult retail apparel environment led a large number of retailers, including a number of specialty retailers, to close stores or go out of business. While the Company has experienced declines in comparable store sales in each of the last three fiscal years, it has increased its gross margin and cash flow from operations in each of these years. The Company believes it has been able to manage its business effectively and maintain a strong balance sheet during this difficult period as a result of the significant experience of its management team, its careful management of inventory and its focus on controlling operating expenses. The Company believes that as a result of its size, national presence and strong balance sheet, it is well-positioned to take advantage of the growing teenage market, as well as opportunities which may arise from the expected continuing changes in the competitive environment of the retailing industry.

BUSINESS STRATEGY

    The Company's goal is to solidify its position as one of the largest national mall-based specialty retailers focusing primarily on young women's apparel. Principal elements of the Company's strategy to accomplish this goal are as follows:

    DESTINATION STORE FOR THE JUNIOR CUSTOMER. The Company has built a strong reputation among its target customers as a destination store for fashionable junior apparel and accessories. The Company offers a broad selection of brand name and Company-developed apparel and accessories selected and designed to appeal to the tastes of fashion conscious young women and other young-minded customers. The Company recently has broadened its product offerings by including an eclectic selection of gifts, accessories and cosmetics to more fully address its customers' lifestyles.

    INNOVATIVE IN-STORE ENVIRONMENT. To create a compelling shopping experience and capitalize on its stores' high-traffic locations within enclosed shopping malls, the Company focuses on developing dynamic and entertaining in-store shopping environments that appeal to its target customers. The Company's stores incorporate multi-media elements, such as video walls and sound systems, interactive media, such as photo booths, and special events, such as in-store celebrity appearances. These elements are complemented by striking point-of-purchase graphics, specialized lighting and stylized mannequins, creating a lively and energetic shopping environment. In addition, as leases are renewed, the Company often remodels its stores to freshen and further enhance the in-store atmosphere. Management believes that its innovative in-store environments draw additional customers to the Company's stores and increase the amount of time shoppers spend in the stores.

    FASHIONABLE PRODUCT OFFERINGS AND COORDINATED MERCHANDISING. The Company attempts to differentiate itself from other specialty retailers targeting the same market by emphasizing the freshness of its merchandise. The Company maintains a balance of brand-name and Company-developed apparel to address the demands of its customers. The Company believes that Company-developed apparel, which consists of exclusive Company designs and modified and relabelled vendor-developed designs, further differentiates it from its competitors. Throughout the Company's stores, new products are introduced frequently and displayed in fashionable ensembles that enhance the visual appeal of the stores while assisting customers in the coordination of outfits. The Company's vendor alliances enable it to respond quickly to developing trends. Management believes that its frequent new product introductions and coordinated merchandising, in combination with its proactive approach to customer service, encourage customers to purchase multiple items.

    DEVELOPING RELATIONSHIPS WITH CUSTOMERS. The Company is committed to building strong relationships with its customers and continues to develop programs to promote and strengthen these relationships. The Company's strategy for developing these relationships includes (i) offering a fresh, fashion-current selection of apparel and accessories that changes approximately every six weeks; (ii) implementing frequent shopper programs that enhance customer loyalty and encourage additional purchases by offering standard 10% discounts on purchases, as well as periodic additional incentives; and (iii) providing a level of friendly, attentive customer service with a staff that understands and identifies with the target customer. The Company also reaches out to its customers by sponsoring special events that appeal directly to their interests and active lifestyles, such as movie tie-ins, in-line skating and snowboarding competitions and in-school events.

    DISCIPLINED MANAGEMENT OF OPERATIONS. The Company believes that its continuing success in the dynamic young women's apparel retail environment is due in part to its management of working capital and its limited leverage. Management strictly controls trade payables and inventory by monitoring pricing and markdowns in order to expedite sales of slow-moving inventory. The Company believes these factors have contributed to its continuing ability to stock its stores with fashion-current merchandise and manage its business effectively through industry cycles.

    INVESTMENT IN SYSTEMS. The Company is committed to continued investment in merchandising and financial information systems and using current technology to help execute its merchandising strategy, support growth and improve customer service. The Company is in the process of selecting a new point-of-sale system for its stores and expects to begin installing this system during fiscal 1996 and complete the project by the middle of fiscal 1997. The Company expects that the introduction of the new point-of-sale system will reduce the cost of communication and maintenance, improve customer service and allow the Company to become more innovative in the area of in-store marketing.

GROWTH STRATEGY

    The Company strives to increase its earnings by growing sales, increasing comparable store sales and improving the profitability of its stores. Principal elements of the Company's growth strategy include the following:

    ENHANCING PERFORMANCE OF EXISTING STORES. The Company strives to increase comparable store sales and improve the profitability of its stores by remerchandising its stores, introducing new product categories and implementing new marketing programs. For example, the Company has introduced frequent shopper cards in its stores and sponsors special events designed to enhance customer loyalty and encourage additional purchases. Additionally, the Company recently introduced "The Girl's Room," a boutique-within-a-store that offers an eclectic variety of lifestyle products such as gifts, accessories and cosmetics, featured in a new and innovative style. The Company has added The Girl's Room in approximately 60 stores and currently plans to add The Girl's Room in approximately 100 additional stores in fiscal 1996. Management believes that The Girl's Room broadens the Company's appeal as a destination store for young women.

    DEVELOPING NEW CONCEPTS. The Company intends to continue developing and testing new concepts to increase revenues and improve profitability. Based on the early success of The Girl's Room, the Company is developing a stand-alone concept that would offer a greater variety of lifestyle merchandise, as well as unisex apparel for young women and men. The Company intends to test this concept in three locations in 1996. The Company believes this concept will broaden its customer base and generate additional sales the Company may not otherwise achieve.

    OPENING NEW STORES. As a result of the Contempo Casuals acquisition, the Company almost tripled its store base and greatly expanded its geographic presence. While the Company intends to focus primarily on remerchandising and remodeling existing stores, including introducing The Girl's Room in additional stores, the Company may open additional stores in new markets, as well as existing markets where the Company believes there is potential for sales growth. Management plans to open up to 10 new stores in fiscal 1996 and up to 20 new stores in fiscal 1997. In April 1996, the Company agreed to enter into leases for four new stores in the New York metropolitan area, including one in Herald Square in New York City. Management expects to commence operations at these stores during fiscal 1996. There can be no assurance as to the number of additional new stores the Company will open in fiscal 1996 and 1997.

    PURSUING STRATEGIC ACQUISITIONS. As opportunities arise, management evaluates strategic acquisitions of retail chains or stores that would complement its existing business. The Company is particularly interested in other retailers (i) with attractive leases in prime locations or (ii) which have a strong franchise in specialty retailing of casual apparel for young men and women. The Company believes the successful acquisition and integration of the operations of Contempo Casuals has demonstrated management's ability to assess potential acquisition opportunities and smoothly integrate acquired chains or stores.

    DEVELOPING INTERNATIONAL PARTNERSHIPS. The Company has been approached by certain international specialty apparel retailers regarding possible master licensing agreements under which the Company would license its brand names in exchange for royalty payments. The Company believes that such arrangements may provide it with additional growth opportunities without requiring the commitment of substantial capital or management resources. There can be no assurance that the Company will enter into any such arrangements.

STORE LOCATIONS

    The Company operates 363 stores in 34 states and Puerto Rico. The following map sets forth the number of stores the Company operates in each state:

                                 [MAP]

PRODUCTS AND MERCHANDISING


    Both Wet Seal and Contempo Casuals stores target the same fashion-conscious junior customer. The Company merchandises both stores similarly, except in cases where both stores are located in the same mall. In these instances, the Company differentiates up to 50% of the merchandise mix in the stores. The Company offers a balance of moderately-priced, fashionable brand name and Company-developed apparel and accessories that appeal to women with young, active lifestyles. The Company believes that Company-developed apparel further differentiates it from its competitors. The Company frequently updates its product offerings, which include sportswear, dresses, lingerie, outerwear, shoes, cosmetics and accessories, to provide a regular flow of fresh, new fashionable merchandise. The Company also remerchandises its stores approximately every six weeks to reflect the changing tastes of the Company's target customers. Additionally, management carefully monitors pricing and markdowns to expedite sales of slow-moving inventory, facilitate the introduction of new merchandise and maintain an updated fashion image.


    Generally, the Company's stores display merchandise within a current fashion statement, by color and trend groupings. Rather than displaying garments together by type (blouses with blouses, for example), the Company combines items of apparel and accessories which the customer might buy as an ensemble. Store displays are designed to enable customers to create ensembles within a current fashion statement or trend group. Management believes that the trend grouping concept strengthens the fashion image of the merchandise offered in the stores and enables the customer to locate combinations of blouses, skirts, pants and accessories in a manner which enhances the Company's opportunity to make multiple unit sales. The general layout of merchandise in the stores is planned by the Company's management, but may be varied and adapted by each store's management. The Company makes use of in-store image posters to help focus customers on particular fashion themes.

    Based upon the success of the Company's accessory offerings, and consistent with its strategy of differentiating its merchandise mix from that of its competitors, the Company recently introduced "The Girl's Room," a boutique-within-a-store that offers an expanded assortment of gifts, accessories and cosmetics selected to appeal to the tastes and sensibilities of its customers. By giving customers another reason to visit the Company's stores, management believes The Girl's Room has broadened the Company's appeal as a destination store for young women. Currently in approximately 60 stores, the Company intends to introduce The Girl's Room in approximately 100 additional stores during fiscal 1996.

DESIGN, BUYING AND PRODUCT DEVELOPMENT

    The Company's experienced design and buying teams are responsible for identifying evolving fashion trends and then developing themes to guide the Company's merchandising strategy. These teams monitor emerging fashion trends by attending domestic and international fashion shows, engaging the services of international fashion consultants, following industry publications and conducting regular market research, including monitoring cutting-edge, alternative stores, visiting Company stores to interact with customers and employees and visiting competitors' stores. Additionally, the Company holds "open to buy" days once a week to allow small vendors to meet with buyers without appointments. Management believes that these open sessions provide buyers with the opportunity to purchase fresh and innovative products that help to further differentiate the Company's merchandise mix.

    The Company's commitment to Company-developed apparel is an important element in differentiating its merchandise from that of its competitors. After selecting a fashion theme to promote, the design and buying teams work closely with vendors to modify colors, materials and designs and create an image consistent with the theme for the Company's product offerings. Additionally, the Company has increased its focus on developing exclusive designs to reinforce the fashion statements of its merchandise offerings.

SOURCING AND VENDOR RELATIONSHIPS

    The Company purchases its merchandise from numerous domestic vendors and an increasing number of foreign vendors. Although in fiscal 1995 no single vendor accounted for more than 10% of the Company's merchandise, management believes the Company is the largest customer of many of its smaller vendors. Management believes the Company's importance to these vendors allows it to provide significant input into their design, manufacturing and distribution processes, and has enabled the Company to negotiate favorable terms  with  such  vendors.  Quality  control  is  monitored  carefully  at  the distribution points of its largest vendors and manufacturers, and all merchandise is inspected upon arrival at the Company's Los Angeles, California distribution center. The Company does not have any long term or exclusive contracts with any particular manufacturer or supplier for either brand name or Company-developed apparel.

ALLOCATION AND DISTRIBUTION

    The Company's merchandising effort primarily focuses on maintaining a regular flow of fresh, fashionable merchandise into its stores. Successful execution depends in large part on the Company's integrated planning and allocation team. By working closely with District and Regional Directors and merchandise buyers, this team manages inventory levels and coordinates the allocation of merchandise to each of the Company's stores based on sales volume, climate and other factors that may influence individual stores' merchandise mix.

    In July 1995, the Company consolidated its distribution function into Contempo Casuals' Los Angeles, California distribution facility. All merchandise is received from vendors at this facility, where items are inspected for quality and prepared for shipping to the Company's stores. The Company ships merchandise to stores within a 100-mile radius of the distribution center by its
Company-owned trucks. The remainder of the Company's stores are shipped merchandise by common carrier. Consistent with the Company's goal of maintaining the freshness of its product offerings, the Company ships new merchandise to each store on a daily basis.

MARKETING, ADVERTISING AND PROMOTION

    The Company believes that the highly-visible locations of its stores within regional shopping malls, broad selection of fashionable merchandise and dynamic, entertaining in-store environments have contributed significantly to the Company's reputation as a destination store addressing the lifestyle of fashion-conscious young women. Consequently, the Company has historically relied more heavily on these factors and "word-of-mouth" advertising than more traditional forms of advertising such as print, radio and television.

    The Company utilizes a variety of advertising and promotional programs that allow it to gain exposure in a cost-effective manner. By introducing frequent shopper cards in its stores, the Company has developed a marketing database that helps to track customers. The cards, which are sold for $20 each, entitle customers to a standard 10% discount on purchases made within a one year period. As part of these programs, sales representatives call cardholders personally to notify them of special in-store promotions, such as preferred customer sales during which cardholders receive additional incentives. Management believes these promotions foster customer loyalty and encourage frequent visits and multiple item purchases. The Company also recently began sponsoring special events such as in-line skating and snowboarding competitions that focus on the interests and active lifestyles of its target customers. Further, the Company recently began utilizing its Company-owned trucks as "rolling billboards" in California, painting them to promote The Girl's Room as well as certain of its Company-developed labels.

    The Company designs its promotions to focus on and identify with its target customers. The Company's destination store reputation among young women has been recognized by other companies that market to the same demographic group. For example, the Company recently participated in a promotional tie-in with the movie "Clueless" by featuring posters in its stores and offering certain movie-related items. The Company is planning similar promotions in the near future.

STORE OPERATIONS

    The Company's stores are divided into six geographic regions. Each region is managed by a Regional Director who reports to the Company's Vice President of Store Operations. Each region is further divided into districts consisting of between 10 and 16 stores and managed by a District Director. The Company delegates substantial authority to the regional, district and store level employees,  while  taking  advantage  of  economies  of  scale  by  centralizing functions such as finance, data processing, merchandise purchasing and allocation, human resources and real estate at the corporate level.

    The Company encourages communication between and among its Regional and District Directors and senior management. Each of the Company's 30 District Directors provides weekly reports to senior management concerning overall business conditions and specific aspects of their stores' operations. These reports are used to identify competitive trends and store level concerns in a timely manner. Store performance is also evaluated by senior management through the use of a "secret shopper" service that shops each store twice a month.

    Stores are typically staffed with one full-time manager, one or two full-time co-managers, one full-time customer service leader and nine to sixteen sales associates and cashiers, most of whom are part-time. During peak seasons, stores may increase staffing levels to accommodate the additional in-store traffic. The Company seeks to hire store-level employees who are energetic, fashionable and friendly and who can identify with its targeted customers. The Company's policy is to promote store managers from within while also hiring from outside. Highly-regarded store managers are often given opportunities to move to higher-volume stores. The Company sets weekly sales goals for each store and devises incentives to reward stores that meet or exceed their sales targets. In addition, from time to time the Company runs sales contests to encourage its store level employees to maximize sales volume.

    Most of the Company's stores are, and the Company expects that most of its new stores will be, located in regional, high-traffic shopping malls which contain at least one "anchor" department store. The Company places great emphasis on its location within a mall and attempts to locate stores in the higher-traffic areas of a mall and to obtain the greatest amount of frontage possible. The Company's average store size is approximately 4,200 square feet. Store hours are determined by the mall in which the store is located.

INFORMATION AND CONTROL SYSTEMS


    The Company's information systems hardware, and various software applications, were upgraded prior to the acquisition of Contempo Casuals in order to accommodate the increased data processing needs resulting from the acquisition. The Company believes its information systems are adequate to support its current needs and currently is considering its information systems requirements to support longer-term growth.


    Although the Wet Seal and Contempo Casuals stores currently operate on two different point-of-sale systems, the Company installed necessary interfaces to allow for the integration of the point-of-sale data with the main system. The Company is in the process of selecting a new point-of-sale system for both the Wet Seal and Contempo Casuals stores and expects to begin installing this system in the stores during fiscal 1996 and complete the project by the middle of fiscal 1997. The Company expects that the introduction of a new point-of-sale system will enable it to decrease communication and maintenance costs, improve customer service and become more innovative in the area of in-store marketing.

TRADEMARKS

    The Company's primary trademarks and service marks are "WET SEAL," "CONTEMPO CASUALS" and "NEXT," which are registered in the U.S. Trademark Office. The Company also uses and has registered or has a pending registration on a number of marks, including "ACCOMPLICE," "BLUE ASPHALT," "CEMENT," "URBAN VIBE" and "EVOLUTION NOT REVOLUTION." In general, the registrations for these trademarks and service marks are renewable indefinitely as long as the Company continues to use the marks as required by applicable trademark law. The Company is the owner of an allowed and currently pending service mark application for the mark "SEAL PUPS." The Company is not aware of any adverse claim or other infringement relating to its trademarks or service marks.

COMPETITION

    The young women's retail apparel industry is highly competitive, with fashion, quality, price, location, in-store environment and service being the principal competitive factors. The Company competes with specialty apparel retailers, department stores and certain other apparel retailers, including The GAP, and on a regional basis, with such retailers as Charlotte Russe, Miller's Outpost and Gadzooks. Many competitors are large national chains which have substantially greater financial, marketing and other resources than the Company. While the Company believes it competes effectively for favorable site locations and lease terms, competition for prime locations within a mall is intense.

EMPLOYEES

    As of February 3, 1996, the Company had 4,630 employees, consisting of 1,525 full-time employees and 3,105 part-time employees. Full-time personnel consisted of 877 salaried and 648 hourly employees. All part-time personnel are hourly employees. Of the total employees, 4,343 are sales personnel and 287 are administrative and distribution center personnel. Personnel at all levels of store operations are provided with cash incentives based upon various individual store sales targets.

    All of the Company's employees are non-union and, in management's opinion, are paid competitively with current standards in the industry. The Company considers its relationship with its employees to be satisfactory.

PROPERTIES

    The Company's corporate headquarters are located at 64 Fairbanks, Irvine, California, consisting of 85,740 square feet of leased office and storage space (including 37,800 square feet of storage mezzanine space). This lease expires on June 30, 1997. The Company has two consecutive five-year renewal options which are subject to rent increases up to the fair market rental at the time of renewal. The Company's distribution facility is located in Los Angeles, California and consists of 99,847 square feet (including distribution mezzanine space). This lease expires on July 31, 2002. This lease was acquired with the acquisition of Contempo Casuals. The Company plans to sublease this facility and lease new distribution space so that the office and distribution facilities are in closer proximity to one another.

    The Company leases all of its stores. Lease terms for the Company's stores are typically 10 to 12 years and generally do not contain renewal options. The leases generally provide for a fixed minimum rental and a rental based on a percent of sales once a minimum sales level has been reached. As a lease expires, the Company generally renews such lease at current market terms. However, such renewal is based upon an analysis of the individual store's profitability and sales potential.

    Although the Company operates all of the Contempo Casuals stores, landlords for 37 leases for such stores have not consented to the store lease assignments effected in connection with the Contempo Casuals acquisition. The Company believes that the absence of such consents will not have a material adverse effect on the Company's financial condition or results of operations.

LEGAL PROCEEDINGS

    From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. Management believes that, in the event of a settlement or an adverse judgment of any pending litigation, the Company is adequately covered by insurance. The Company is not engaged in any legal proceedings which are expected, individually or in the aggregate, to have a material adverse effect on the Company.

                                   MANAGEMENT

    The following table sets forth information regarding the executive officers and directors of the Company:

            NAME                  AGE                             POSITION
- ----------------------------      ---      -------------------------------------------------------
Irving Teitelbaum (1)                 57   Chairman of the Board and Director

Kathy Bronstein                       44   Vice Chairman and Chief Executive Officer and Director

Edmond S. Thomas                      42   President and Chief Operating Officer and Director

Stephen Gross (1)                     50   Secretary and Director

Barbara Bachman                       46   Vice President of Store Operations

Cecilia Gasgonia                      35   Vice President of Merchandise Planning and Distribution

Sharon Hughes                         36   Vice President of Merchandising

Ann Cadier Kim                        38   Vice President of Finance and Chief Financial Officer

Ron Shaban                            51   Vice President of Management Information Systems

Jean Heller Wollam                    38   Vice President of Merchandising

George H. Benter, Jr.                 54   Director

Walter F. Loeb                        71   Director

Wilfred Posluns                       64   Director

Gerald Randolph                       77   Director

Alan Siegel                           61   Director

- ------------------------
(1) Mr. Teitelbaum and Mr. Gross are brothers-in-law.

    IRVING TEITELBAUM has been Chairman of the Board and a director of the Company since June 1984. Mr. Teitelbaum is the co-founding President (in 1967) and current Chairman and Chief Executive Officer of Suzy Shier Limited, a
Canadian public company listed on the Toronto and Montreal Stock Exchanges, retailing women's apparel and lingerie in over 400 stores in Canada and the United Kingdom. Mr. Teitelbaum also serves as President of First Canada Management Corp., a management consulting firm.

    KATHY BRONSTEIN was appointed the Company's Vice Chairman of the Board in March 1994. Since March 1992, she has also served as the Company's Chief Executive Officer. From March 1992 to March 1994 she was the Company's President. From January 1985 through March 1992, Ms. Bronstein was Executive Vice President and General Merchandise Manager and a director of the Company. Ms. Bronstein's primary responsibilities include formulating and directing the Company's expansion and overall marketing and merchandising strategies.

    EDMOND S. THOMAS was appointed the Company's President in March 1994. Since June 1992, he has also served as the Company's Chief Operating Officer. His responsibilities include overseeing store operations, real estate, finance, management information systems, store construction and the central distribution center. Mr. Thomas became a director of the Company in August 1992. Prior to joining the Company, from May 1991 through June 1992, Mr. Thomas was President and Chief Operating Officer and a director of Domain, Inc., a Boston-based upscale home furnishings retailer. From November 1988 to

May 1991, Mr. Thomas was President and Chief Financial Officer of Foxmoor Specialty Stores Corporation, a retail women's apparel chain ("Foxmoor"). From May 1985 to November 1988, Mr. Thomas held various positions with Foxmoor, including Corporate Controller and Executive Vice President, during which time his responsibilities included finance, management information systems, distribution, real estate, store operations and store construction.

    STEPHEN GROSS has been the Secretary and a director of the Company since June 1984. Mr. Gross co-founded Suzy Shier Limited. Since 1967, he has been a director and an officer of Suzy Shier Limited, having served as President, Assistant Secretary and Treasurer since 1976. He has also been the General Merchandise Manager of Suzy Shier Limited since 1974. Mr. Gross also serves as President of Irwel Management Services Inc., a management consulting firm established in 1975.

    BARBARA BACHMAN has been the Company's Vice President of Store Operations since December 1994. From 1982 to 1994, Ms. Bachman served as Vice President of Store Operations with Contempo Casuals. She previously held various other positions with Contempo Casuals, including Regional Director of Stores from 1979 to 1982, District Manager from 1977 to 1979, and Store Manager from 1976 to 1977.

    CECILIA GASGONIA has been the Director of Merchandise Planning since joining the Company in February 1994. She was appointed Vice President of Merchandise Planning and Distribution in June 1995. From 1987 to January 1994, Ms. Gasgonia was Director of Merchandise Planning with Clothestime, a junior retail chain.

    SHARON HUGHES has been employed by the Company since May 1990. Since March 1994, she has served as the Vice President of Merchandising. From May 1990 to March 1994 she served as a Merchandise Manager. From 1983 to April 1990, Ms. Hughes was employed by Saturday's, a chain of clothing stores, in various capacities, the most recent of which was General Merchandise Manager.

    ANN CADIER KIM has been employed by the Company since January 1986. In March 1994, she was appointed Vice President of Finance. Since December 1993 she has served as the Company's Chief Financial Officer. From January 1986 to November 1993, Ms. Cadier Kim was the Company's Controller. From September 1982 to August 1985, she was employed by Touche Ross & Co. as an audit senior. Ms. Cadier Kim is a certified public accountant.

    RON SHABAN has been employed by the Company since September 1993 as Director of Management Information Systems. In June 1995, he was appointed Vice President of Management Information Systems. From September 1991 to September 1993, Mr. Shaban was Director of Management Information Systems with Rag Shops, Inc. From February 1988 to September 1991, he was Director of Management Information Systems with G&G Shops, Inc., a division of Petrie Stores.

    JEAN HELLER WOLLAM has been the Company's Vice President of Merchandising since March 1992. From March 1988 to March 1992, Ms. Wollam held various other positions with the Company, including Associate General Merchandising Manager responsible directly for all private label merchandising from January 1991 to March 1992, Divisional Merchandise Manager responsible for all sportswear from November 1989 to December 1990, and Tops Buyer from March 1988 to November 1989. From September 1987 to February 1988, Ms. Wollam was a Merchandise Manager with MGA/Guess Stores and from January 1985 to August 1987, she was a buyer with Contempo Casuals.

    GEORGE H. BENTER, JR. has been a director of the Company since 1990. Since May 1992, Mr. Benter has been President, Chief Operating Officer and a director of City National Bank. From 1965 until April 1992, Mr. Benter worked in various capacities with Security Pacific Corporation, culminating in the position of Vice Chairman. Prior to that time he held various positions with Security Pacific National Bank. He is also a director of Whittaker Corporation.

    WALTER F. LOEB has been a director of the Company since May 1993. He is President of Loeb Associates Inc., a New York-based retail consultancy company that has served a variety of domestic and international companies since its founding in February 1990. Mr. Loeb is also the publisher of "Loeb Retail Letter," a monthly analysis of the retail industry. He currently is a director of Color Tile, Inc., Federal Realty Investment Trust, Gymboree Corporation and InterTan, Inc.

    WILFRED POSLUNS has been a director of the Company since 1990. He is Managing Director of Cedarpoint Investments, Inc., a Toronto-based venture capital company. Mr. Posluns was the Chairman of the Board of Directors and Chief Executive Officer of Dylex Limited from July 1988 to August 1995 and President from 1976 through 1990. He was a member of the Board of Directors of Dylex Limited from 1966 to August 1995. On January 11, 1995, Dylex Limited filed for court protection under the Companies Creditors Arrangement Act and emerged from protection under such Act in 1995. Mr. Posluns is a director of The John Forsyth Co. Inc. and of Israel Discount Bank of Canada. From 1973 until March 1992, Mr. Posluns was the Chairman of the Board of Strathearn House Group Limited, a company of which, pursuant to a voting trust agreement, he had joint control of 48% of the voting shares. In February 1992, a receiver was appointed for Strathearn House Group Limited and voluntary proceedings in reorganization were initiated under Canadian laws.

    GERALD RANDOLPH has been a director of the Company since July 1989. Mr. Randolph is a chartered accountant in Canada. He has been engaged in an outside professional capacity by Suzy Shier Limited from its inception in 1967, having served as its independent auditor, until July 1989 when he was appointed Chief Financial Officer and a director of Suzy Shier Limited.

    ALAN SIEGEL has been a director of the Company since 1990. He has been a partner in the law firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P. since August 1995. From 1987 to July 1995 he was a partner in the law firm of Baker & McKenzie. He is also a director of Thor Industries, Inc. and Ermenegildo Zegna Corporation.

EMPLOYMENT AGREEMENTS

    The Company has entered into employment agreements with Kathy Bronstein, Vice Chairman and Chief Executive Officer, and Edmond S. Thomas, President and Chief Operating Officer. Each agreement has a current term which extends to January 30, 2001. The agreement automatically extends for an additional year on the first day of each fiscal year for up to five years. These automatic extensions may be terminated by either party at any time upon prior written notice. Ms. Bronstein and Mr. Thomas have agreed not to compete with the Company during the term of their employment and for a period of two years thereafter. The Company has obtained a "key man" life insurance policy on Ms. Bronstein in the amount of $5 million.

    In the event that following a "Change of Control" (as defined in the employment agreements) and either a termination of their employment other than "for cause" or a substantial reduction in the scope of their duties, the Company would be obligated to make payments to Ms. Bronstein and Mr. Thomas in an amount equal to three times their respective annual salaries, including bonuses, plus an amount equal to any federal excise tax obligations arising from such payments and any income tax obligations arising from reimbursement of any such excise taxes.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of (i) 20,000,000 shares of Class A Common Stock, (ii) 10,000,000 shares of Class B Common Stock and (iii) 2,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock").

VOTING RIGHTS
    The voting powers, preferences and relative rights of Class A Common Stock and Class B Common Stock are identical in all respects, except that the holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to two votes per share and Class B Common Stock has certain restrictions on ownership and transfer described under "-- Other Provisions". Except as described below, holders of Class A Common Stock and Class B Common Stock vote together on all matters presented to the stockholders for their vote or approval, including the election of directors. The stockholders are not entitled to vote cumulatively for the election of directors.

    Under the Company's Restated Certificate and the General Corporation Law of the State of Delaware (the "Delaware Law"), the holders of Class A Common Stock and Class B Common Stock are entitled to vote as separate classes on any amendment to the Restated Certificate that would increase or decrease the par value of the shares of either class, or alter or change the powers, preferences or special rights of the shares of either class so as to affect such class adversely.

DIVIDENDS
    Each share of Class A Common Stock and Class B Common Stock is entitled to receive dividends if, as and when declared by the Board of Directors of the Company. Class A Common Stock and Class B Common Stock share equally, on a share-for-share basis, in any dividends declared by the Board of Directors. Under the Delaware Law, the Company may declare and pay dividends out of surplus, or if there is no surplus, out of net profits for the fiscal year in which the dividend is declared or the preceding year. No dividends may be declared, however, if the capital of the Company had been diminished by depreciation, losses or otherwise to an amount less than the aggregate amount of capital represented by any issued and outstanding stock having a preference on distribution.

CONVERSION RIGHTS
    Class A Common Stock has no conversion rights. Each share of Class B Common Stock, however, is convertible at any time at the option of the holder into one share of Class A Common Stock.

    The Company's Restated Certificate provides that any holder of shares of Class B Common Stock desiring to transfer such shares to a person other than a Permitted Transferee (as defined below) must present such shares to the Company for mandatory conversion into an equal number of shares of Class A Common Stock upon such transfer. Thereafter, such shares of Class A Common Stock may be freely transferred to persons other than Permitted Transferees, subject to applicable securities laws.

RESTRICTIONS ON OWNERSHIP AND TRANSFER OF CLASS B COMMON STOCK
    The Company's Restated Certificate provides that Class B Common Stock is subject to certain restrictions on its ownership and transfer which do not apply to Class A Common Stock.

    Shares of Class B Common Stock may not be transferred by sale, gift, bequest or otherwise to any person other than a Permitted Transferee (as defined below) without first being converted to Class A Common Stock.

    If at any time a holder of shares of Class B Common Stock is a corporation, trust, partnership, limited partnership or similar entity (hereinafter referred to as a "Class B Stockholder Entity") then, except as provided in each of the following two paragraphs, no ownership interest in such Class B Stockholder Entity may be issued or transferred if following such issuance or transfer such Class B Stockholder Entity is not directly or indirectly wholly owned by one or more Permitted Transferees. If any transfer is made contrary to this limitation, then Class B Common Stock held by such Class B Stockholder Entity shall automatically be converted into Class A Common Stock.

    If any person other than a Permitted Transferee makes an offer to acquire or acquires a 100% ownership interest in a Class B Stockholder Entity, whether by merger, consolidation, purchase of assets or stock or otherwise, then either (i) such person must make an Equal Terms Offer (as defined in the Restated

Certificate) to all holders of Class A Common Stock on or prior to the consummation of such acquisition or (ii) all shares of Class B Common Stock held by such Class B Stockholder Entity shall automatically be converted into shares of Class A Common Stock upon the consummation of such acquisition; PROVIDED, HOWEVER, that after five Class B Stockholder Entities have been acquired pursuant to this paragraph by persons other than Permitted Transferees, any further acquisition of any Class B Stockholder Entity by a person other than a Permitted Transferee shall result in the automatic conversion of all shares of Class B Common Stock held by such Class B Stockholder Entity into Class A Common Stock.

    Notwithstanding the foregoing, the restrictions on transfers and changes in beneficial ownership of Class B Common Stock contained in the previous two paragraphs do not apply to any changes in the beneficial ownership and/or control of Suzy Shier. However, this exception does not apply at any time following any transfer of assets (other than shares of capital stock of the Company) from Suzy Shier by sale, conveyance, exchange, dividend, distribution or otherwise, other than transfers of assets in the ordinary course of business consistent with past practice, following which Suzy Shier no longer operates the majority of the Canadian business operations of Suzy Shier operated prior to such transfer.

    "Permitted Transferee" means (i) an original holder of Class B Common Stock (an "Original Holder"), (ii) an immediate family member of an Original Holder that is a natural person, or (iii) a corporation, trust, partnership, limited partnership, association or similar entity which is directly or indirectly wholly-owned by an Original Holder or his family members.

OTHER PROVISIONS
    Holders of Class A Common Stock and Class B Common Stock have no preemptive rights to subscribe to any additional securities which the Company may issue and there are no redemption or sinking fund provisions applicable to either class. All outstanding shares are, and all shares to be outstanding upon completion of the Offering will be, validly issued, fully-paid and non-assessable. In the event of the liquidation, dissolution or winding up of the Company, holders of the shares of Class A Common Stock and Class B Common Stock are entitled to share equally, on a share-for-share basis, in the assets of the Company available for distribution to stockholders after satisfaction of any preferred stock liquidation preference.

PREFERRED STOCK
    The Company currently has no shares of Preferred Stock outstanding. Preferred Stock may be issued from time to time in one or more series and the Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such series of Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company.

DELAWARE LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS
    Section 203 of the Delaware Law prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

    The Company has included in its Restated Certificate provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware Law and (ii) indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The following  table sets  forth, as  of  May 3,  1996: (i)  the  beneficial ownership of the outstanding shares of Common Stock held by (A) the Selling Stockholders, (B) all other persons known to the Company to own beneficially 5% or more of the outstanding shares of Common Stock and (C) Kathy Bronstein, the Vice Chairman and Chief Executive Officer, and Edmond S. Thomas, the President and Chief Operating Officer; (ii) the number of shares being sold by the Selling Stockholders in the Offering (assuming all shares of Class B Common Stock offered by the Selling Stockholders are converted into Class A Common Stock and sold); and (iii) the percentage of total voting power represented by Common Stock held by each such stockholder before and after the Offering. Pursuant to the rules of the Commission, in calculating percentage ownership, each person is deemed to beneficially own his shares subject to options exercisable within 60 days after the date of this Prospectus, but options owned by others (even if exercisable within 60 days) are deemed not to be outstanding shares.


                                               PRIOR TO THE OFFERING                               AFTER THE OFFERING
                                      ---------------------------------------                 -----------------------------
                                       NUMBER OF     NUMBER OF                   NUMBER OF     NUMBER OF       NUMBER OF
                                       SHARES OF     SHARES OF                    SHARES       SHARES OF       SHARES OF
                                        CLASS A       CLASS B     % OF TOTAL    OF CLASS A      CLASS A         CLASS B
                                         COMMON        COMMON       VOTING     COMMON STOCK      COMMON         COMMON
                                      STOCK OWNED   STOCK OWNED      POWER     BEING OFFERED  STOCK OWNED   STOCK OWNED(1)
                                      ------------  ------------  -----------  -------------  ------------  ---------------
2927977 Canada Inc. (GTHI Sub)             --         1,962,346         21.4%       789,273        --          1,173,073
 (2)................................
Suzy Shier Inc. (2).................       --         1,500,000         16.4      1,167,500        --            332,500
Los Angeles Express Fashions, Inc. (2)...      --     1,500,000         16.4        --             --          1,500,000
Gross-Teitelbaum Holdings Inc.             --           378,227          4.1        378,227        --             --
 (2)................................
Kathy Bronstein (3).................      130,000       467,092          5.8        --            130,000        467,092
Edmond S. Thomas (4)................      121,830        --            *            --            121,830         --
Merrill Lynch & Co., Inc. (5).......      916,700        --              5.0        --            916,700         --
Craig Drill Capital, L.P. (6).......    1,563,800        --              8.5        --          1,563,800         --
Charles M. Royce (7)................      427,870        --              2.3        --            427,870         --
Pioneering Management Corp. (8).....      399,700        --              2.2        --            399,700         --


                                      % OF TOTAL
                                        VOTING
                                         POWER
                                      -----------
2927977 Canada Inc. (GTHI Sub)              14.0%
 (2)................................
Suzy Shier Inc. (2).................         4.0
Los Angeles Express Fashions, Inc. (        17.9
Gross-Teitelbaum Holdings Inc.               0.0
 (2)................................
Kathy Bronstein (3).................         6.3
Edmond S. Thomas (4)................       *
Merrill Lynch & Co., Inc. (5).......         5.5
Craig Drill Capital, L.P. (6).......         9.3
Charles M. Royce (7)................         2.6
Pioneering Management Corp. (8).....         2.4


- ------------------------
*   Less than 1%.

(1) If the Underwriters' overallotment option is exercised in full, GTHI Sub, Suzy Shier, and Gross-Teitelbaum Holdings Inc. will beneficially own 1,015,573 shares, 175,000 shares and 0 shares of Class B Common Stock, respectively.


(2) The address of each such Trust Stockholder is 1604 St. Regis Blvd., Dorval, Quebec, Canada H9P IH6. The Trust Stockholders are directly or indirectly controlled by Irving Teitelbaum, Chairman of the Board, and Stephen Gross, Secretary and a director of the Company. Upon consummation of the Offering, shares representing approximately 35.9% (32.5% if the Underwriters' overallotment option is exercised in full) of the total voting power will be owned by the Trust Stockholders. The Trust Stockholders are parties to a voting trust agreement which will terminate upon consummation of the Offering.


(3) Ms. Bronstein has sole voting and dispositive power with respect to all of the stated holdings of Class A and Class B Common Stock. The number of shares of Class A Common Stock includes options to purchase 120,000 shares of Class A Common Stock, all of which are currently exercisable. Ms. Bronstein also holds options to purchase an additional 120,000 shares of Class A Common Stock which become exercisable over the next three years. If the Underwriters exercise their overallotment option in full, Ms. Bronstein will sell 80,000 shares of Class A Common Stock.

(4) Mr. Thomas has sole voting and dispositive power with respect to all of the stated holdings of Class A Common Stock. The number of shares of Class A Common Stock includes options to purchase 120,000 shares of Class A Common Stock, all of which are currently exercisable. Mr. Thomas also holds options to purchase an additional 120,000 shares of Class A Common Stock which become exercisable over the next three years. If the Underwriters exercise their overallotment option in full, Mr. Thomas will sell 70,000 shares of Class A Common Stock.

(5) The stockholder's address is c/o Merrill Lynch Group, Inc., World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281. As reported in a Schedule 13G dated April 10, 1996, Merrill Lynch & Co., Inc., a Delaware corporation ("ML&Co"), in its capacity as parent holding company of Merrill Lynch Group, Inc., a Delaware corporation ("ML Group"), which is the parent holding company of Princeton Services, Inc., a Delaware corporation ("PSI"), may be deemed the beneficial owner of an aggregate of 916,700 shares of Class A Common Stock of the Company. PSI is the general partner of Merrill Lynch Asset Management, L.P. (d/b/a) Merrill Lynch Asset Management, a Delaware limited partnership ("MLAM") and Fund Asset Management, L.P. (d/b/a) Fund Asset Management, a Delaware limited partnership ("FAM"). MLAM and FAM are registered investment advisers which may be deemed the beneficial owners of 266,800 shares of Class A Common Stock and 649,900 shares of the Class A Common Stock, respectively. These numbers consist of the shares held for two discretionary account clients of MLAM and FAM:
    Merrill Lynch Global Allocation Fund, Inc. and Merrill Lynch Special Value Fund, Inc. (the "Funds"), respectively. ML&Co, ML Group, PSI, FAM, MLAM and the Funds expressly disclaim that they are, in fact, the beneficial owners of any securities of the Company.



(6) The stockholder's address is Park Avenue Plaza, New York, New York 10055. As reported in a Schedule 13D dated February 12, 1996, Craig Drill Capital, L.P. has sole voting and dispositive power with respect to 1,563,800 shares of the Class A Common Stock of the Company. Mr. Craig A. Drill is sole general partner of Craig Drill Capital, L.P.



(7) The stockholder's address is 1414 Avenue of the Americas, New York, New York 10019. As reported in a Schedule 13G dated February 13, 1996, all of the securities are beneficially owned by Charles M. Royce. Mr. Royce may be deemed to be a controlling person of Quest Advisory Corp. ("Quest") and Quest Management Company ("QMC"), and as such may be deemed to own beneficially the shares of Class A Common Stock beneficially owned by Quest and QMC. Quest has sole voting and dispositive authority with respect to 358,670 shares. QMC has sole voting and dispositive authority with respect to 69,200 shares. Mr. Royce does not own any shares of Class A Common Stock outside of Quest and QMC, and expressly disclaims that he is, in fact, the beneficial owner of the shares held by Quest and QMC.



(8) The stockholder's address is 60 State Street, Boston, Massachusetts 02109. As reported in a Schedule 13G dated January 26, 1996, Pioneering Management Corp. has sole voting power with respect to 399,700 shares of the Class A Common Stock of the Company and has shared dispositive power with respect to 399,700 shares of the Class A Common Stock.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters named below have severally agreed to purchase from the Company and the Selling Stockholders the aggregate number of shares of Class A Common Stock set forth opposite their respective names:

                                                                                                     NUMBER OF
                                          UNDERWRITER                                                 SHARES
- -----------------------------------------------------------------------------------------------  -----------------
Schroder Wertheim & Co. Incorporated...........................................................
Montgomery Securities..........................................................................

                                                                                                 -----------------
    Total......................................................................................       3,100,000
                                                                                                 -----------------
                                                                                                 -----------------

    The Underwriting Agreement provides that the several Underwriters are obligated to purchase all 3,100,000 shares of Class A Common Stock offered hereby (other than the shares covered by the overallotment option), if any are purchased. Schroder Wertheim & Co. Incorporated and Montgomery Securities, as representatives of the several Underwriters (the "Representatives"), have advised the Company and the Selling Stockholders that the Underwriters propose to offer the shares to the public at the public offering price set forth on the cover page of this Prospectus; that the Underwriters propose to allow a concession not in excess of $ per share to certain dealers, including the Underwriters; that the Underwriters and such dealers may allow a discount of not in excess of $ per share to other dealers; and that the public offering price and the concession and discount to dealers may be changed by the Representatives after the commencement of the Offering.

    Certain stockholders have granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of the Underwriting Agreement, to purchase up to an additional 465,000 shares of Class A Common Stock, at the public offering price less underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. The Underwriters may exercise the option, in whole or in part, only to cover overallotments, if any, in the sale of shares of Class A Common Stock in the Offering. To the extent that the Underwriters exercise this option, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares proportionate to such Underwriter's initial commitment.

    The Company, certain stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

    The Company and its directors, officers, certain 5% stockholders and certain other stockholders have agreed not to sell or otherwise dispose of any shares of Class A Common Stock or Class B Common Stock for a period of (i) 180 days with respect to the Company and the Trust Stockholders; or (ii) 120 days with respect to directors and officers of the Company who are not affiliated with the Trust Stockholders, in each case after the date of this Prospectus, without the prior written consent of the Representatives.

    In connection with the Offering, certain Underwriters and selling group members who are qualifying registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Class A Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of offers of sales of shares of the Class A Common Stock offered hereby. Passive market making transactions must comply with certain volume and price limitations and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security, and if all independent bids are lowered below the passive market maker's bid, then such bid must be lowered when certain purchase limits are exceeded.

                                    EXPERTS

    The financial statements included and incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended February 3, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which report is also included and incorporated herein by reference, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

                                 LEGAL MATTERS

    The validity of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Akin, Gump, Strauss, Hauer & Feld, L.L.P., New York, New York. Alan Siegel, a director of the Company, is a member of the firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P. and is the owner of 2,000 shares of Class A Common Stock and the holder of options to purchase an additional 10,000 shares of Class A Common Stock. Certain legal matters will be passed upon for the Underwriters by Willkie Farr & Gallagher.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Commission at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

    The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act, with respect to the Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement and exhibits filed as a part thereof and otherwise incorporated therein and which may be inspected and copied in the manner and at the sources described above. Statements contained in this Prospectus as to the contents of any document referred to are not necessarily complete, and in each instance reference is made to such exhibit for a more complete description, and each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents which have been filed by the Company with the Commission are incorporated by reference into this Prospectus:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended February 3, 1996;

    2. The description of the Class A Common Stock contained in the Company's Registration Statement on Form S-1 under the Securities Act filed with the Commission on July 30, 1990 (File No. 33-34895); and

    3. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

    Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded. The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the information that has been incorporated by reference in this Prospectus (excluding exhibits to such information which are not specifically incorporated by reference into such information). Requests for such documents should be directed to the Company at its principal executive offices, 64 Fairbanks, Irvine, California 92718, Attention: Corporate Secretary, telephone (714) 583-9029.

                       THE WET SEAL, INC. AND SUBSIDIARY
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
INDEPENDENT AUDITORS' REPORT:
  Report of Deloitte & Touche LLP..........................................................................         F-2
CONSOLIDATED FINANCIAL STATEMENTS:
  Consolidated balance sheets as of February 3, 1996 and January 28, 1995..................................         F-3
  Consolidated statements of operations for the years ended February 3, 1996, January 28, 1995 and January
   29, 1994................................................................................................         F-4
  Consolidated statements of stockholders' equity for the years ended February 3, 1996, January 28, 1995
   and January 29, 1994....................................................................................         F-5
  Consolidated statements of cash flows for the years ended February 3, 1996, January 28, 1995 and January
   29, 1994................................................................................................         F-6
  Notes to consolidated financial statements...............................................................         F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
The Wet Seal, Inc.:

    We have audited the accompanying consolidated balance sheets of The Wet Seal, Inc. and subsidiary as of February 3, 1996 and January 28, 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended February 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Wet Seal, Inc. and subsidiary as of February 3, 1996 and January 28, 1995 and the results of their operations and their cash flows for each of the three years in the period ended February 3, 1996, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
March 11, 1996
Costa Mesa, California

                       THE WET SEAL, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                                     ASSETS

                                                                                         FEBRUARY 3,  JANUARY 28,
                                                                                            1996         1995
                                                                                         -----------  -----------
CURRENT ASSETS:
Cash and cash equivalents (Note 1).....................................................  $57,153,000  2$5,369,000
Other receivables......................................................................      523,000     368,000
Tax refund receivable (Note 3).........................................................      --           59,000
Merchandise inventories................................................................   16,241,000   8,194,000
Prepaid expenses.......................................................................      428,000     599,000
Deferred tax charges (Note 3)..........................................................    1,100,000     320,000
                                                                                         -----------  -----------
    Total current assets...............................................................   75,445,000  34,909,000
                                                                                         -----------  -----------
EQUIPMENT AND LEASEHOLD IMPROVEMENTS:
Leasehold improvements.................................................................   55,438,000  42,892,000
Furniture, fixtures and equipment......................................................   21,606,000  19,794,000
Leasehold rights.......................................................................    2,009,000   2,030,000
Construction in progress...............................................................        9,000     316,000
                                                                                          79,062,000  65,032,000
Less accumulated depreciation..........................................................  (41,015,000) (35,719,000)
                                                                                         -----------  -----------
    Net equipment and leasehold improvements...........................................   38,047,000  29,313,000
                                                                                         -----------  -----------
OTHER ASSETS:
Deferred tax charges and other assets (Note 3).........................................    3,461,000   2,419,000
Goodwill, net of accumulated amortization of $521,000 and $475,000 as of February 3,
 1996 and January 28, 1995, respectively...............................................      611,000     657,000
                                                                                         -----------  -----------
    Total other assets.................................................................    4,072,000   3,076,000
                                                                                         -----------  -----------
                                                                                         $117,564,000 6$7,298,000
                                                                                         -----------  -----------
                                                                                         -----------  -----------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable.......................................................................  $19,491,000   $8,641,000
Accrued liabilities (Note 11)..........................................................   22,813,000   3,558,000
Income taxes payable (Note 3)..........................................................    3,354,000     237,000
Current portion of long-term debt......................................................    3,736,000      --
                                                                                         -----------  -----------
    Total current liabilities..........................................................   49,394,000  12,436,000
                                                                                         -----------  -----------
LONG-TERM LIABILITIES:
Long-term debt (Note 8)................................................................    5,264,000      --
Deferred rent..........................................................................    5,171,000   4,138,000
                                                                                         -----------  -----------
    Total long-term liabilities........................................................   10,435,000   4,138,000
                                                                                         -----------  -----------
    Total liabilities..................................................................   59,829,000  16,574,000
                                                                                         -----------  -----------
COMMITMENTS: (NOTE 6)
STOCKHOLDERS' EQUITY: (NOTES 4 AND 5)
Preferred Stock, $.01 par value, authorized, 2,000,000 shares; none issued and
 outstanding...........................................................................      --           --
Common Stock, Class A, $.10 par value, authorized 20,000,000 shares; 5,687,066 and
 4,328,937 shares issued and outstanding at February 3, 1996 and January 28, 1995,
 respectively..........................................................................      568,000     433,000
Common Stock, Class B Convertible, $.10 par value, authorized 10,000,000 shares;
 6,807,665 and 7,907,665 shares issued and outstanding at February 3, 1996 and January
 28, 1995, respectively................................................................      681,000     791,000
Paid-in capital........................................................................   38,568,000  37,397,000
Retained earnings......................................................................   17,918,000  12,103,000
                                                                                         -----------  -----------
    Total stockholders' equity.........................................................   57,735,000  50,724,000
                                                                                         -----------  -----------
                                                                                         $117,564,000 6$7,298,000
                                                                                         -----------  -----------
                                                                                         -----------  -----------

          See accompanying notes to consolidated financial statements.

                       THE WET SEAL, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               FISCAL YEAR ENDED
                                                     -------------------------------------
                                                     FEBRUARY 3,  JANUARY 28,  JANUARY 29,
                                                        1996         1995         1994
                                                     -----------  -----------  -----------
SALES..............................................  $266,695,000 $132,997,000 $140,129,000
COST OF SALES (including buying, distribution and
 occupancy costs)..................................  200,626,000  104,547,000  113,092,000
                                                     -----------  -----------  -----------
GROSS MARGIN.......................................   66,069,000   28,450,000   27,037,000
SELLING, GENERAL AND ADMINISTRATIVE EXPENSE (Note
 9)................................................   57,531,000   30,698,000   31,576,000
INTEREST INCOME, NET (Note 8)......................   (1,410,000)    (882,000)    (573,000)
                                                     -----------  -----------  -----------
NET OPERATING EXPENSES.............................   56,121,000   29,816,000   31,003,000
                                                     -----------  -----------  -----------
INCOME (LOSS) BEFORE PROVISION (BENEFIT) FOR INCOME
 TAXES.............................................    9,948,000   (1,366,000)  (3,966,000)
PROVISION (BENEFIT) FOR INCOME TAXES (Note 3)......    4,133,000     (353,000)  (1,588,000)
                                                     -----------  -----------  -----------
NET INCOME (LOSS)..................................  $ 5,815,000  $(1,013,000) $(2,378,000)
                                                     -----------  -----------  -----------
                                                     -----------  -----------  -----------
NET INCOME (LOSS) PER COMMON SHARE.................  $      0.47  $     (0.08) $     (0.19)
                                                     -----------  -----------  -----------
                                                     -----------  -----------  -----------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (Note
 1)................................................   12,387,140   12,234,502   12,227,781
                                                     -----------  -----------  -----------
                                                     -----------  -----------  -----------

          See accompanying notes to consolidated financial statements.

                       THE WET SEAL, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                             COMMON STOCK
                                            ----------------------------------------------
                                                   CLASS A                 CLASS B                                     TOTAL
                                            ----------------------  ----------------------   PAID-IN     RETAINED   STOCKHOLDERS'
                                             SHARES     PAR VALUE    SHARES     PAR VALUE    CAPITAL     EARNINGS      EQUITY
                                            ---------  -----------  ---------  -----------  ----------  ----------  ------------
Balance at January 31, 1993...............  4,320,098   $ 432,000   7,907,665   $ 791,000   $37,368,000 $15,494,000  $54,085,000
Stock issued pursuant to long-term
 incentive plan (Note 5)..................      6,733       1,000      --          --           21,000      --           22,000
Net loss..................................     --          --          --          --           --      (2,378,000)  (2,378,000)
                                            ---------  -----------  ---------  -----------  ----------  ----------  ------------
Balance at January 29, 1994...............  4,326,831     433,000   7,907,665     791,000   37,389,000  13,116,000   51,729,000
Stock issued pursuant to long-term
 incentive plan (Note 5)..................      2,106      --          --          --            8,000      --            8,000
Net loss..................................     --          --          --          --           --      (1,013,000) ( 1,013,000)
                                            ---------  -----------  ---------  -----------  ----------  ----------  ------------
Balance at January 28, 1995...............  4,328,937     433,000   7,907,665     791,000   37,397,000  12,103,000   50,724,000
Stock issued pursuant to long-term
 incentive plan (Note 5)..................      1,453      --          --          --           11,000      --           11,000
Exercise of stock options.................      2,000      --          --          --            7,000      --            7,000
Conversion of Class B Common Stock to
 Class A Common Stock (Note 4)............  1,100,000     110,000   (1,100,000)   (110,000)     --          --           --
Issuance of Class A Common Stock pursuant
 to acquisition of Contempo Casuals (Note
 2).......................................    254,676      25,000      --          --        1,153,000      --        1,178,000
Net income................................     --          --          --          --           --       5,815,000    5,815,000
                                            ---------  -----------  ---------  -----------  ----------  ----------  ------------
Balance as of February 3, 1996............  5,687,066   $ 568,000   6,807,665   $ 681,000   $38,568,000 $17,918,000  $57,735,000
                                            ---------  -----------  ---------  -----------  ----------  ----------  ------------
                                            ---------  -----------  ---------  -----------  ----------  ----------  ------------

          See accompanying notes to consolidated financial statements.

                       THE WET SEAL, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        FISCAL YEAR ENDED
                                                              -------------------------------------
                                                              FEBRUARY 3,  JANUARY 28,  JANUARY 29,
                                                                 1996         1995         1994
                                                              -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...........................................   $5,815,000  ($1,013,000) ($2,378,000)
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
  Depreciation and amortization.............................  10,384,000    8,057,000    8,142,000
  Loss on disposal of equipment and leasehold
   improvements.............................................      14,000      124,000      316,000
  Stock issued pursuant to long-term incentive plan.........      11,000        8,000       22,000
  Deferred tax, net.........................................  (2,155,000)  (1,162,000)    (716,000)
  Changes in operating assets and liabilities, net of effect of acquisition:
    Other receivables.......................................      41,000      172,000     (191,000)
    Tax refund receivable...................................      59,000    1,766,000   (1,754,000)
    Merchandise inventories.................................   2,436,000       93,000      185,000
    Prepaid expenses........................................   1,093,000      133,000       30,000
    Other assets............................................     (69,000)      21,000      (18,000)
    Accounts payable and accrued liabilities................   3,529,000    1,352,000     (375,000)
    Income taxes payable....................................   3,117,000       --           --
    Deferred rent...........................................   1,033,000      517,000      657,000
                                                              -----------  -----------  -----------
  Total adjustments.........................................  19,493,000   11,081,000    6,298,000
                                                              -----------  -----------  -----------
Net cash provided by operating activities...................  25,308,000   10,068,000    3,920,000

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in equipment and leasehold improvements..........  (2,585,000)  (3,299,000)  (3,908,000)
Cash paid for acquisition, less cash acquired...............     (20,000)      --           --
Proceeds from sale of equipment and leasehold
 improvements...............................................      74,000      269,000       32,000
Proceeds from sale of marketable securities.................      --        4,520,000    1,729,000
                                                              -----------  -----------  -----------
Net cash (used in) provided by investing activities.........  (2,531,000)   1,490,000   (2,147,000)
                                                              -----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt................................  10,000,000       --           --
Principal payments on long-term debt........................  (1,000,000)      --           --
Proceeds from issuance of stock.............................       7,000       --           --
                                                              -----------  -----------  -----------
Net cash provided by financing activities...................   9,007,000       --           --
                                                              -----------  -----------  -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................  31,784,000   11,558,000    1,773,000
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR................  25,369,000   13,811,000   12,038,000
                                                              -----------  -----------  -----------
CASH AND CASH EQUIVALENTS, END OF YEAR......................  5$7,153,000  2$5,369,000  1$3,811,000
                                                              -----------  -----------  -----------
                                                              -----------  -----------  -----------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid (refunded) during the year for:
  Interest..................................................   $ 498,000    $  --        $  --
  Income taxes, net.........................................   2,829,000   (1,187,000)     966,000

SCHEDULE OF NONCASH TRANSACTIONS:
The Company acquired the assets of Contempo Casuals during
 the year ended February 3, 1996. In conjunction with the
 acquisition, liabilities were assumed as follows:
Fair value of assets acquired...............................  2$9,592,000   $  --        $  --
Cash paid to seller and transaction costs...................     750,000       --           --
Common stock issued.........................................   1,178,000       --           --
                                                              -----------
    Liabilities assumed.....................................  2$7,664,000      --           --
                                                              -----------  -----------  -----------
                                                              -----------  -----------  -----------

In connection with the acquisition, the Company recorded a net deferred tax liability of $433,000.

          See accompanying notes to consolidated financial statements.

                       THE WET SEAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  FOR THE YEARS ENDED FEBRUARY 3, 1996, JANUARY 28, 1995 AND JANUARY 29, 1994

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    NATURE OF THE BUSINESS

    The Wet Seal, Inc. and subsidiary (the Company) is a nationwide specialty retailer of moderately priced, fashionable apparel for women. On July 1, 1995, the Company acquired Contempo Casuals, Inc., a 237-store retail junior women's chain. This acquisition substantially increased the Company's size, taking it from 133 stores to 364 stores as of February 3, 1996. The Company's success is largely dependent upon its ability to gauge the fashion tastes of its customers and to provide merchandise that satisfies customer demand. The Company's failure to anticipate, identify or to react to changes in fashion trends could adversely affect the Company. The voting stock of the Company is majority held by a group of companies controlled through a voting trust formed by Suzy Shier Inc., a publicly-traded Canadian retailer.

    The Company's fiscal year ends on the Saturday closest to the end of January. In fiscal 1995, the reporting period included 53 weeks as compared to 52 weeks in each of fiscal years 1994 and 1993.

    PRINCIPLES OF CONSOLIDATION

    The  accompanying consolidated financial statements  include the accounts of
the  Company  and  its   wholly-owned  subsidiary.  Intercompany  balances   and
transactions have been eliminated.

    MERCHANDISE INVENTORIES

    Merchandise   inventories  are  stated  at  the  lower  of  cost  (first-in, first-out) or market. Cost is determined using the retail inventory method.

    EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    Equipment and leasehold improvements are stated at cost. Expenditures for betterment or improvement are capitalized, while expenditures for repairs that do not significantly increase the life of the asset are expensed as incurred.

    Depreciation is provided using primarily the straight-line method over the estimated useful lives of the assets. Furniture, fixtures and equipment and vehicles are depreciated over 5 years. Leasehold improvements and the cost of acquiring leasehold rights are depreciated over the lesser of the term of the lease or 10 years.

    INTANGIBLE ASSET

    Excess of cost over net assets acquired (goodwill) is being amortized on the straight-line method over 25 years. The goodwill was established in fiscal 1984. The Company assesses the recoverability of goodwill at each balance sheet date by determining whether the amortization of the balance over its remaining useful life can be recovered through projected undiscounted future operating cash flows.

    RENTAL EXPENSE

    Any defined rental escalations are averaged over the term of the related lease in order to provide level recognition of rental expense.

    INCOME TAX

    Deferred tax charges are provided on items, principally depreciation and rent, for which there are temporary differences in recording such items for financial reporting purposes and for income tax purposes.

    STATEMENTS OF CASH FLOWS

    For purposes of the statements of cash flows, the Company considers all highly liquid interest-earning deposits purchased with an initial maturity of three months or less to be cash equivalents. At February 3,

                       THE WET SEAL, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
  FOR THE YEARS ENDED FEBRUARY 3, 1996, JANUARY 28, 1995 AND JANUARY 29, 1994

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
1996 and January 28, 1995, cash equivalents totaled $52,141,000 and $25,218,000, respectively, bearing interest at rates ranging from approximately 5.3% to 6.1% at February 3, 1996 and from approximately 5.7% to 6.0% at January 28, 1995.

    NET INCOME (LOSS) PER COMMON SHARE

    Net income (loss) per common share is computed based on the weighted average number of shares outstanding for the period. The effect of Common Stock equivalents was not significant.

    NEW ACCOUNTING PRONOUNCEMENTS

    In fiscal 1996, the Company will be required to adopt Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." The primary impact of this standard will relate to additional disclosure related to the Company's stock option plan. The Company has determined that it will not change to the fair value method and will continue to use Accounting Principles Board Opinion No. 25 for measurement and recognition of employee stock-based transactions. (See Note 5.) In addition, in fiscal 1996 the Company will be required to adopt SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Company anticipates that SFAS No. 121 will not have a material impact on the Company's financial statements.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    Management believes the carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximates fair value due to the short maturity of these financial instruments. Long-term debt bears interest at a rate indexed to the prime rate; therefore, management believes the carrying amount for the outstanding borrowings at February 3, 1996 approximates fair value.

NOTE 2 -- ACQUISITION
    On July 1, 1995, the Company acquired the business, assets and properties of Contempo Casuals, Inc., a 237-store retail junior women's chain with stores in 34 states and Puerto Rico. The purchase price consisted of (a) the issuance of 254,676 shares of the Company's Class A Common Stock which had a value of $1,178,000 on the date of the acquisition, and (b) $100,000 in cash. The transaction was accounted for under the purchase method. In connection with the acquisition, the Company assumed certain liabilities which were estimated by the seller. The total amount of these assumed liabilities may not, in fact, be paid as the actual payments will be based on the future claims and losses which are actually submitted and which are related to pre-acquisition events. (See Note 11.)

    On a pro forma basis, if Wet Seal and Contempo had been combined as of the beginning of fiscal 1995, sales, net profit after tax, and earnings per share would have been $343,170,000, $2,857,000 and $.23, respectively. On a pro forma basis, if Wet Seal and Contempo had been combined as of the beginning of fiscal 1994, sales, net loss after tax, and loss per share would have been $375,238,000, $(31,758,000) and $(2.54), respectively. The fiscal 1994 pro forma net loss after tax includes a $23,138,000 restructuring charge related primarily to the closing of certain stores. The unaudited pro forma financial information presented

                       THE WET SEAL, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
  FOR THE YEARS ENDED FEBRUARY 3, 1996, JANUARY 28, 1995 AND JANUARY 29, 1994

NOTE 2 -- ACQUISITION (CONTINUED)
above is not necessarily indicative of either the results of operations that would have occurred had the acquisition been at the beginning of the periods presented or future results of operations of the consolidated companies.

NOTE 3 -- PROVISION (BENEFIT) FOR INCOME TAXES
    SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the future consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of deferred items is based on enacted tax laws. In the event that the future consequences of differences between financial reporting bases and the tax bases of the Company's assets and liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. During fiscal 1994, the Company had recorded a $110,000 valuation allowance which was reversed in fiscal 1995.

    The components of the income tax provision (benefit) are as follows:

                                                    FEBRUARY 3,    JANUARY 28,    JANUARY 29,
                                                       1996           1995           1994
                                                   -------------  -------------  -------------
CURRENT:
Federal..........................................  $   5,170,000  $     573,000  $    (911,000)
State............................................      1,127,000        236,000         39,000
                                                   -------------  -------------  -------------
                                                       6,297,000        809,000       (872,000)
                                                   -------------  -------------  -------------
DEFERRED:
Federal..........................................     (1,926,000)      (958,000)      (375,000)
State............................................       (238,000)      (204,000)      (341,000)
                                                   -------------  -------------  -------------
                                                      (2,164,000)    (1,162,000)      (716,000)
                                                   -------------  -------------  -------------
                                                   $   4,133,000  $    (353,000) $  (1,588,000)
                                                   -------------  -------------  -------------
                                                   -------------  -------------  -------------

    A reconciliation of income tax provision (benefit) to the amount of the actual provision (benefit) that would result from applying the federal statutory rate (35%) to income (loss) before taxes is as follows:

                                                         FEBRUARY 3,  JANUARY 28,  JANUARY 29,
                                                            1996         1995         1994
                                                         -----------  -----------  -----------
Provision (benefit) for income taxes at federal
 statutory rate........................................        35.0%       (35.0)%      (35.0)%
State income taxes, net of federal income tax
 benefit...............................................         6.5         (3.8)        (4.9)
Change in valuation allowance..........................        (1.1)         8.1       --
Other..................................................         1.1          4.9         (0.1)
                                                         -----------  -----------  -----------
Effective tax rate.....................................        41.5%       (25.8)%      (40.0)%
                                                         -----------  -----------  -----------
                                                         -----------  -----------  -----------

                       THE WET SEAL, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
  FOR THE YEARS ENDED FEBRUARY 3, 1996, JANUARY 28, 1995 AND JANUARY 29, 1994

NOTE 3 -- PROVISION (BENEFIT) FOR INCOME TAXES (CONTINUED)
    As of February 3, 1996 and January 28, 1995, the Company's net deferred tax asset was $4,312,000 and $2,560,000, respectively. The major components of the Company's net deferred taxes at February 3, 1996 and January 28, 1995 are as follows:

                                                                    FEBRUARY 3,   JANUARY 28,
                                                                        1996          1995
                                                                    ------------  ------------
Deferred rent.....................................................  $  2,211,000  $  1,777,000
Facility closure reserve..........................................     1,542,000       --
Inventory cost capitalization.....................................       476,000       231,000
AMT credit carry forward..........................................        73,000       249,000
Valuation allowance...............................................       --           (110,000)
NOL carry forward.................................................       --            110,000
Difference between book and tax basis of fixed assets.............      (453,000)      381,000
State income taxes................................................       (49,000)     (175,000)
Other.............................................................       512,000        97,000
                                                                    ------------  ------------
                                                                    $  4,312,000  $  2,560,000
                                                                    ------------  ------------
                                                                    ------------  ------------

NOTE 4 -- STOCKHOLDERS' EQUITY
    The 6,807,665 shares of the Company's Class B Common Stock outstanding as of February 3, 1996 are convertible on a share-for-share basis into shares of the Company's Class A Common Stock at the option of the holder. The Class B Common Stock has two votes per share while the Class A Common Stock has one vote per share.

    During the year ended February 3, 1996, a major stockholder converted 1,100,000 shares of Class B Common Stock to Class A Common Stock. These shares were then sold to the public through a registration statement on Form S-3. The Company did not receive any proceeds from this transaction.

    On July 1, 1995, 254,676 shares of the Company's Class A Common Stock were issued pursuant to the acquisition of Contempo Casuals, Inc. (See Note 2)

NOTE 5 -- LONG-TERM INCENTIVE PLAN
    Under the Company's long-term incentive plans (the "plans"), the Company may grant stock options which are either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified stock options. The plans provide that the per share exercise price of an incentive stock option may not be less than the fair market value of the Company's Class A Common Stock on the date the option is granted. Options become exercisable over periods of up to five years and generally expire ten years from the date of grant or 90 days after employment or services are terminated. The plans also provide that the Company may grant restricted stock and other stock-based awards. An aggregate of 775,000 shares of the Company's Class A Common Stock may be issued pursuant to the plans. As of February 3, 1996, 101,932 shares were available for future grants and 185,000 shares were exercisable.

                       THE WET SEAL, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
  FOR THE YEARS ENDED FEBRUARY 3, 1996, JANUARY 28, 1995 AND JANUARY 29, 1994

NOTE 5 -- LONG-TERM INCENTIVE PLAN (CONTINUED)
    Stock option activity for each of the three years in the period ended February 3, 1996 was as follows:

                                                                             NUMBER OF       RANGE OF
                                                                              SHARES     PRICES PER SHARE
                                                                            -----------  ----------------
Outstanding January 31, 1993..............................................      80,000    $9.13 - $14.25
  Granted.................................................................      --              --
                                                                            -----------  ----------------
Outstanding January 29, 1994..............................................      80,000    $9.13 - $14.25
  Granted.................................................................     575,000    $3.00 - $ 4.75
  Canceled................................................................     (40,000)       $ 4.13
                                                                            -----------  ----------------
Outstanding January 28, 1995..............................................     615,000    $3.00 - $14.25
  Granted.................................................................      30,000    $5.13 - $ 8.00
  Canceled................................................................      (8,000)   $3.63 - $ 4.13
  Exercised...............................................................      (2,000)   $3.63 - $ 4.13
                                                                            -----------  ----------------
Outstanding February 3, 1996..............................................     635,000    $3.00 - $14.25
                                                                            -----------  ----------------
                                                                            -----------  ----------------

    As of February 3, 1996, the Company has granted an aggregate of 36,068 shares of Class A Common Stock, net of forfeitures, to a group of its key employees under the performance grant award plan which was instituted pursuant to the Company's plans. Under the performance grant award plan, key employees of the Company receive Class A Common Stock in proportion to their salary. These bonus shares vest at the rate of 33.33% per year and non-vested shares are subject to forfeiture if the participant terminates employment. Compensation expense, equal to the market value of the shares as of the issue date, is being charged to earnings over the period that the employees provide service. In each of the years ended February 3, 1996, January 28, 1995 and January 29, 1994, 1,453, 2,106 and 6,733 shares, respectively, were fully vested and issued.

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation," which requires adoption of the disclosure provisions no later than years beginning after December 15, 1995 and adoption of the recognition and measurement provisions for non-employee transactions no later than after December 15, 1995. The new standard defines a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which is usually the vesting period.

    Pursuant to the new accounting standard, companies may adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," but would be required to disclose in a note to the financial statements pro forma net income and, if presented, earnings per share as if the company had applied the new method of accounting. The Company has concluded that it will continue to account for stock options under Accounting Principles Board Opinion No. 25. The Company will be required to adopt this new accounting standard in fiscal 1996.

NOTE 6 -- COMMITMENTS
    LEASES

    The Company leases retail stores, automobiles, computers and a corporate office and warehouse facilities under operating lease agreements expiring at various times through 2006. Substantially all of the leases require the Company to pay maintenance, insurance, property taxes and percentage rent ranging from 4.5% to 10%, based on sales volume over certain minimum sales levels.

                       THE WET SEAL, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
  FOR THE YEARS ENDED FEBRUARY 3, 1996, JANUARY 28, 1995 AND JANUARY 29, 1994

NOTE 6 -- COMMITMENTS (CONTINUED)
    Minimum annual rental commitments under non-cancelable leases are as follows:

FISCAL YEAR
ENDING:            1997.......................................  $40,704,000
                   1998.......................................   36,270,000
                   1999.......................................   32,463,000
                   2000.......................................   29,393,000
                   2001.......................................   26,328,000
                   Thereafter.................................   49,548,000
                                                                -----------
                                                                $214,706,000
                                                                -----------
                                                                -----------

    Rental expense, including common area maintenance, was $46,010,000, $22,728,000 and $21,595,000, of which $152,000, $286,000 and $464,000 was paid as percentage rent based on sales volume, for the years ended February 3, 1996, January 28, 1995 and January 29, 1994, respectively.

    EMPLOYMENT CONTRACTS

    The Company has employment contracts with two officers which provide for minimum annual salaries, customary benefits and allowances, and incentive bonuses if specified Company earnings levels are achieved. The agreements provide these same officers with severance benefits which approximate three years' salary and bonus if the agreements are terminated without cause before expiration of their terms or if the individual's duties materially change following a change in control of the Company.

    LITIGATION

    The Company is a defendant in various lawsuits arising in the ordinary course of its business. While the ultimate liability, if any, arising from these claims cannot be predicted with certainty, the Company is of the opinion that their resolution will not likely have a material adverse effect on the Company's financial statements.

    LETTERS OF CREDIT

    At February 3, 1996, the Company had outstanding letters of credit amounting to approximately $1,610,000.

NOTE 7 -- REVOLVING CREDIT ARRANGEMENT
    Under unsecured revolving line-of-credit arrangements with a bank, the Company may borrow up to a maximum of $30 million in loans on a revolving basis through July 1, 1996. The cash borrowings under the arrangements bear interest at the bank's prime rate or, at the Company's option, LIBOR plus 1.75% for the Wet Seal facility ($10,000,000) and plus 2.00% for the Contempo Casuals facility ($20,000,000). The Company had no borrowings outstanding under these credit agreements at February 3, 1996 or January 28, 1995.

NOTE 8 -- LONG-TERM DEBT
    In June 1995, the Company entered into an unsecured five-year, $10 million term loan. The loan bears interest at the bank's prime rate plus .25% or, at the Company's option, LIBOR plus 2.25% (7.625% at fiscal year end). The estimated annual principal payments on the loan, not including the mandatory prepayments, are $2,000,000 payable in quarterly installments of $500,000 beginning October 31, 1995.

    The credit agreement imposes quarterly and annual financial covenants requiring the Company to maintain certain financial ratios and achieve certain levels of annual income. In addition, the credit agreement requires that the bank approve the payment of dividends and restricts the level of capital expenditures. At February 3, 1996, the Company was in compliance with these covenants.

                       THE WET SEAL, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
  FOR THE YEARS ENDED FEBRUARY 3, 1996, JANUARY 28, 1995 AND JANUARY 29, 1994

NOTE 8 -- LONG-TERM DEBT (CONTINUED)
    The loan also provides for a mandatory prepayment each fiscal year which is to be paid by May 31st of the following fiscal year. This prepayment is based on cash flows. For the year ended February 3, 1996, the prepayment amount was $1,736,000.

NOTE 9 -- RELATED PARTY TRANSACTIONS
    Certain officers of Suzy Shier Inc. provide management services to the Company. For these services, the officers earned in the aggregate a management fee of $250,000 during each of the years ended February 3, 1996, January 28, 1995 and January 29, 1994, respectively.

    The Company obtains its comprehensive general liability and property insurance through Dylex, Inc., the former majority stockholder of the Company. The Company paid Dylex, Inc. $1,012,000, $350,000 and $352,000 for this insurance for the years ended February 3, 1996, January 28, 1995 and January 29, 1994, respectively.

NOTE 10 -- RETIREMENT PLAN
    Effective June 1, 1993, the Company established a qualified defined contribution retirement plan under the Code, Section 401(k). The Wet Seal Retirement Plan (the "Plan") is available to all employees who meet the Plan's eligibility requirements. The Plan is funded by employee contributions, and additional contributions may be made by the Company at its discretion. As of February 3, 1996 the Company has not made any contributions to the Plan.

NOTE 11 -- ACCRUED LIABILITIES
    Accrued liabilities consist of the following:

                                                                    FEBRUARY 3,   JANUARY 28,
                                                                       1996           1995
                                                                   -------------  ------------
Reserve for self insurance.......................................  $   4,638,000  $    --
Accrued wages, bonuses and benefits..............................      3,610,000       757,000
Combination costs................................................      3,500,000       --
Gift certificate and credit memo liability.......................      1,828,000       631,000
Sales tax payable................................................      1,102,000     1,197,000
Other............................................................      8,135,000       973,000
                                                                   -------------  ------------
                                                                   $  22,813,000  $  3,558,000
                                                                   -------------  ------------
                                                                   -------------  ------------

    In connection with the acquisition of Contempo Casuals, Inc., the Company assumed certain accruals, including the reserve for self insurance, which were estimated by the seller. The total amount of these assumed accruals may not, in fact be paid as the actual payments will be based on the future claims and losses which are actually submitted and which are related to pre-acquisition events. The combination costs of $3,500,000 consist of the estimated costs associated with the closing and\or combination of certain Contempo Casuals facilities and operations into the Wet Seal's facilities. These costs primarily consist of the difference between the Contempo distribution facility lease obligation and the anticipated sublease income to be received over the remaining term of this lease, and the estimated costs in connection with anticipated store closings.

                       THE WET SEAL, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
  FOR THE YEARS ENDED FEBRUARY 3, 1996, JANUARY 28, 1995 AND JANUARY 29, 1994

NOTE 12 -- UNAUDITED QUARTERLY FINANCIAL DATA

FISCAL YEAR ENDED FEBRUARY 3, 1996

                                                                                                      NET INCOME
                                                                                         NET INCOME   (LOSS) PER
QUARTER                                                      SALES       GROSS MARGIN      (LOSS)        SHARE
- -------------------------------------------------------  --------------  -------------  ------------  -----------
First Quarter..........................................  $   29,839,000  $   5,642,000  $   (671,000)  $   (0.05)
Second Quarter.........................................      44,883,000      8,944,000      (733,000)      (0.06)
Third Quarter..........................................      88,674,000     21,661,000     1,822,000        0.15
Fourth Quarter.........................................     103,299,000     29,822,000     5,397,000        0.43
                                                         --------------  -------------  ------------  -----------
For the Year...........................................  $  266,695,000  $  66,069,000  $  5,815,000   $    0.47
                                                         --------------  -------------  ------------  -----------
                                                         --------------  -------------  ------------  -----------

FISCAL YEAR ENDED JANUARY 28, 1995

                                                                                                      NET INCOME
                                                                                        NET INCOME    (LOSS) PER
QUARTER                                                     SALES       GROSS MARGIN      (LOSS)         SHARE
- ------------------------------------------------------  --------------  -------------  -------------  -----------
First Quarter.........................................  $   30,202,000  $   5,943,000  $    (662,000)  $   (0.05)
Second Quarter........................................      31,057,000      5,457,000     (1,215,000)      (0.10)
Third Quarter.........................................      35,366,000      8,034,000        216,000        0.02
Fourth Quarter........................................      36,372,000      9,016,000        648,000        0.05
                                                        --------------  -------------  -------------  -----------
For the Year..........................................  $  132,997,000  $  28,450,000  $  (1,013,000)  $   (0.08)
                                                        --------------  -------------  -------------  -----------
                                                        --------------  -------------  -------------  -----------

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The estimated expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered are as follows:


SEC Registration Fee...........................................  $17,901.83
NASD Registration Fee..........................................    5,691.53
Nasdaq Listing Fee.............................................   15,300.00
Accounting Fees and Expenses...................................   50,000.00
Legal Fees and Expenses........................................  140,000.00
Blue Sky Fees and Expenses.....................................   10,000.00
Printing and Engraving Expenses................................   75,000.00
Miscellaneous Expenses.........................................    1,106.64
                                                                 ----------
Total..........................................................  $315,000.00
                                                                 ----------
                                                                 ----------


    The Company and the Selling Stockholders will pay such expenses in proportion to the proceeds received by them in connection with the Offering.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") permits indemnification of directors, officers, employees and agents of corporations subject to certain limitations.

    The Restated Certificate and the Bylaws of the Company provide for indemnification of directors and officers of the Company to the fullest extent permitted by Section 145.

STATUTORY PROVISIONS

    Section 102(b)(7) of the Delaware Law enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of members of its board of directors to the corporation or its stockholders for monetary damages for violations of a director's fiduciary duty of care. Such a provision would have no effect on the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. In addition, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying an unlawful dividend or approving an illegal stock repurchase, or obtaining an improper personal benefit.

    Section 145 of the Delaware Law empowers a corporation to indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Additionally, a corporation is required to indemnify its directors and officers against actual and reasonable expenses to the extent that such directors or officers have been successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter therein.

    An indemnification can be made by the corporation only upon a determination that indemnification is proper in the circumstances because the party seeking indemnification has met the applicable standard of conduct as set forth in the Delaware Law. The indemnification provided by the Delaware Law shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. A corporation also has the power to purchase and maintain insurance on behalf of any person, whether or not the corporation would have the power to indemnify him against such liability. The indemnification provided by the Delaware Law shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

THE COMPANY'S CHARTER AND BYLAW PROVISIONS

    The Restated Certificate limits the director's liability for monetary damages to the Company and its stockholders for breaches of fiduciary duty except under the circumstances outlined in Section 102(b)(7) of the Delaware Law as described above under "Statutory Provisions."

    The Company's Bylaws extend indemnification rights to the fullest extent authorized by the Delaware Law to directors and officers involved in any action, suit or proceeding where the basis of such involvement is such person's alleged action in an official capacity or in any other capacity while serving as a director or officer in the Company. In addition, the Bylaws permit the Company to maintain insurance to protect itself and any of its directors, officers, employees or agents against any expense, liability or loss incurred as a result of any action, suit or proceeding whether or not the Company would have the power to indemnify such person under the Delaware Law.

INDEMNIFICATION AGREEMENTS

    The Company has entered into Indemnification Agreements with each of its directors and with its Chief Financial Officer, Ann Cadier Kim, pursuant to which the Company has agreed to advance expenses for the defense of and to indemnify such persons to the fullest extent permitted by applicable law.

ITEM 16.  EXHIBITS

    A list of exhibits included as part of this Registration Statement is set forth in the Exhibit Index which immediately precedes such exhibits and is hereby incorporated by reference herein.

ITEM 17.  UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (d) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 6th day of May 1996.


                                          THE WET SEAL, INC.
                                          (Registrant)

                                          By:        /s/ EDMOND S. THOMAS

                                             -----------------------------------
                                                      Edmond S. Thomas
                                                PRESIDENT AND CHIEF OPERATING
                                                           OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                           TITLE                         DATE
- ------------------------------------------------------  -----------------------------------------  --------------

                          *
     -------------------------------------------        Chairman of the Board and Director          May 6, 1996
                  Irving Teitelbaum

                          *                             Vice Chairman and Chief Executive Officer
     -------------------------------------------         and Director (Principal Executive          May 6, 1996
                   Kathy Bronstein                       Officer)

                 /s/ EDMOND S. THOMAS
     -------------------------------------------        President and Chief Operating Officer and   May 6, 1996
                   Edmond S. Thomas                      Director

                          *                             Vice President of Finance and Chief
     -------------------------------------------         Financial Officer (Principal Financial     May 6, 1996
                    Ann Cadier Kim                       and Accounting Officer)

                          *
     -------------------------------------------        Secretary and Director                      May 6, 1996
                    Stephen Gross

                          *
     -------------------------------------------        Director                                    May 6, 1996
                   Wilfred Posluns

                          *
     -------------------------------------------        Director                                    May 6, 1996
                   Gerald Randolph

                      SIGNATURE                                           TITLE                         DATE
- ------------------------------------------------------  -----------------------------------------  --------------

                          *
     -------------------------------------------        Director                                    May 6, 1996
                     Alan Siegel

                          *
     -------------------------------------------        Director                                    May 6, 1996
                George H. Benter, Jr.

                          *
     -------------------------------------------        Director                                    May 6, 1996
                    Walter F. Loeb

          *By:         /s/ EDMOND S. THOMAS
        --------------------------------------
                   Edmond S. Thomas
                   ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


 EXHIBIT                                                                                              SEQUENTIALLY
  NUMBER                                            EXHIBIT                                           NUMBERED PAGE
- ----------  ----------------------------------------------------------------------------------------  -------------
   1.1****  Underwriting Agreement
   4.1*     Specimen certificate of the Class A Common Stock
   4.2*     Specimen certificate of the Class B Common Stock
   5.1**    Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
   9.1****  Amendment to Voting Trust Agreement by and among 2927977 Canada Inc., Gross-Teitelbaum
             Holdings Inc., Suzy Shier Inc., Los Angeles Express Fashions Inc., Maryse Bertrand and
             Suzy Shier Limited
  23.1**    Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in Exhibit 5.1)
  23.2**    Consent of Deloitte & Touche LLP
  24.1***   Power of Attorney (included on the signature page of the Registration Statement)

- ------------------------

  * Incorporated by reference from the Registrant's Registration Statement on Form S-1 (File No. 33-34895)

 **  Filed Herewith

***  Previously filed

**** To be filed by Amendment